UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

November 13, 2006
Date of Report (Date of earliest event reported)

TIB FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Florida	0000-21329	65-0655973
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

599 9th Street North, Suite 101 Naples, Florida	34102-5624
(Address of principal executive offices)	(Zip Code)

(239) 263-3344
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 Entry into a Material Definitive Agreement

On November 13, 2006, TIB Financial Corp. entered into a definitive Plan of Merger and Merger Agreement (the "Agreement") with The Bank of Venice. Under the terms of the Agreement, The Bank of Venice, a Florida state chartered bank will become a wholly-owned subsidiary of TIB Financial Corp. Shareholders of The Bank of Venice will be entitled to receive $18.00 per share in TIB Financial common stock, and may elect to receive 10% of the consideration in cash. The terms of the merger are more fully described in the Agreement which is attached as Exhibit 10.1 to this report. The closing of the merger is subject to the satisfaction of certain conditions, including regulatory approval and the approval by The Bank of Venice shareholders. The parties contemplate closing during the first quarter of 2007.

ITEM 7.01 Regulation FD Disclosure

On November 13, 2006, the Company issued a press release announcing the Agreement between TIB Financial Corp. and The Bank of Venice. A copy of the press release is attached to this filing as Exhibit 99.1. All information in the press release, appearing in Exhibit 99.1, is furnished but not filed pursuant to Regulation FD.

ITEM 9.01 Financial Statements and Exhibits

    (d) Exhibits

        10.1   Plan of Merger and Merger Agreement between TIB Financial Corp, The Bank of Venice and TBV Interim Bank.

        99.1   Press Release dated November 13, 2006.


SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    TIB FINANCIAL CORP.

By: /s/ Edward V. Lett
                                  Edward V. Lett
                                  President and Chief Executive Officer

Date: November 13, 2006

Exhibit 10.1

PLAN OF MERGER AND MERGER AGREEMENT

by and between

TIB FINANCIAL CORP.

and

THE BANK OF VENICE

and

TBV INTERIM BANK
(In Organization)

Dated as of

November 13, 2006

PLAN OF MERGER AND MERGER AGREEMENT

THIS PLAN OF MERGER AND MERGER AGREEMENT (this "Agreement") is made and entered into as of November 13, 2006, by and between **The Bank of Venice** ("BANK"), a Florida state chartered bank with its principal office located at 240 Nokomis Avenue South, Venice, Florida, 34285-2321; **TIB Financial Corp.** ("TIB"), a corporation organized and existing under the laws of the State of Florida, with its principal office located at 599 9th Street North, Naples, Florida, 34102-5624; and **TBV Interim Bank** ("TIB-SUB"), an interim banking corporation in organization under the laws of the State of Florida with its principal office to be located at 240 Nokomis Avenue South, Venice, Florida, 34285-2321.

Preamble

The Boards of Directors of TIB and BANK are of the opinion that the transactions described herein are in the best interests of the parties and their respective stockholders. This Agreement provides for the acquisition of BANK by TIB pursuant to the merger (the "Merger") of TIB-SUB (a wholly-owned interim subsidiary of TIB) with and into BANK. TIB-SUB will be a new Florida banking corporation formed by TIB as soon as practicable after the execution of this Agreement solely for the purpose of facilitating the Merger. At the effective time of such Merger, the outstanding shares of the capital stock of BANK shall be converted into the right to receive shares of the common stock of TIB (except as provided herein). As a result, stockholders of BANK shall become stockholders of TIB, and the assets and operations of BANK and TIB-SUB shall be combined under the charter of BANK. The transactions described in this Agreement are subject to the approvals of the stockholders of BANK, the sole stockholder of TIB-SUB, the FDIC, the Federal Reserve Board, the Florida Office of Financial Regulation, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that, for federal income tax purposes, the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

After consideration of the mutual benefits and advantages of the Merger to their respective companies and to the stockholders of each, the Boards of Directors of TIB and BANK are of the opinion that the objectives of the Merger can best be realized through the continued operation of BANK as a separately chartered community bank conducting business substantially as such business was conducted prior to the Effective Time under the management and Board of Directors of BANK as constituted at the date of this Agreement, subject to such changes as are set forth in this Agreement. Accordingly, TIB and BANK hereby affirm their mutual intention that BANK will be operated as a separately chartered bank subsidiary of TIB following completion of the Merger, operating under the name "The Bank of Venice," and not as a branch or operating division of TIB Bank.

Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER

1.1 **Merger**. Subject to the terms and conditions of this Agreement, at the Effective Time, TIB-SUB shall be merged with and into BANK in accordance with the provisions of the FFIC. At the Effective Time, the separate corporate existence of TIB-SUB shall cease, and BANK shall be the surviving bank resulting from the Merger (the "Surviving Bank") and shall continue to be governed by the laws of the State of Florida. The Merger will be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of TIB and BANK.

1.2 **Time and Place of Closing**. The place of Closing shall be at the offices of TIB, Naples, Florida, or such other place as may be mutually agreed upon by the Parties. The Closing will take place at 9:00 A.M. Eastern Standard Time on such date and time as the Parties, acting through their chief executive officers may mutually agree. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers of each Party, the Closing shall occur on the last business day of the month in which the closing conditions set forth in Article 9 below have been satisfied (or waived pursuant to Section 11.4 of this Agreement); provided that the Closing shall not occur prior to February 28, 2007.

1.3 **Effective Time**. The Merger and other transactions provided for in this Agreement shall become effective on the date and at the time specified in a Certificate of Merger to be issued by the Director of the Florida Office of Financial Regulation (the "Effective Time"), which Certificate of Merger, along with this Agreement, shall be delivered for filing to the Secretary of State of the State of Florida. Unless TIB and BANK otherwise mutually agree in writing, the Parties shall use their best efforts to cause the Effective Time to occur on the date of Closing.

1.4 **Execution of Director Agreements**. Immediately prior to the execution of this Agreement and as a condition hereto, each of the Directors of BANK has executed and delivered to TIB a Stockholders Agreement and a Non-competition Agreement Related to the Sale of Goodwill.

ARTICLE 2
EFFECT OF MERGER

2.1 **Charter Documents**. The Articles of Incorporation of BANK in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Bank until amended in accordance with applicable law. The complete text of the Articles of Incorporation of the Surviving Bank is set forth at <u>Exhibit A</u> hereto, which Exhibit is incorporated by reference herein. The Bylaws of BANK in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Bank until amended in accordance with applicable law.

2.2 **Executive Officers and Directors**. The name and address of each Executive Officer and Director of the Surviving Bank is set forth on <u>Exhibit B</u> hereto. Directors of the Surviving Bank will be elected annually and shall serve until the next election of directors.

2.3   **Effect of Merger**. The Merger shall have the effects specified in Section 658.45 of the FFIC. All assets of TIB-SUB, as they exist at the Effective Time, shall pass to and vest in the Surviving Bank without any conveyance or other transfer, and the Surviving Bank shall be considered the same business and corporate entity as each constituent financial institution with all the rights, powers, and duties of each constituent financial institution, and the Surviving Bank shall be responsible for all the liabilities of every kind and description of each of the financial institutions existing as of the Effective Time.

2.4   **Business of Surviving Bank**. The business of the Surviving Bank shall be that of a general commercial bank. The Surviving Bank shall not have trust powers as of the Effective Time. The name of the Surviving Bank shall be "The Bank of Venice."

2.5   **Principal Office and Branches**. The principal office of the Surviving Bank shall be located at 240 Nokomis Avenue South, Venice, Florida, 34285-2321. A list of the principal office and branches of each of TIB-SUB, BANK, and the Surviving Bank is attached hereto as Exhibit C.

2.6   **Capital of Surviving Bank**. At the Effective Time, the Surviving Bank shall have authorized capital stock of 2,000,000 shares of common stock, par value $5.00 per share, of which 885,414 shall be issued and outstanding to TIB. The Surviving Bank shall have surplus and retained earnings equal to the capital accounts of TIB-SUB and BANK immediately prior to the Effective Time. All such amounts of surplus and retained earnings shall be adjusted for normal earnings and expenses and for any accounting adjustments relating to the Merger provided for herein.

2.7   **Addition to TIB Board of Directors**. At the Effective Time, David F. Voigt shall become a member of the Board of Directors of TIB and shall serve until the next election of directors for the class in which he is so appointed, and until his successor is duly elected and qualified. To the extent that Mr. Voigt is appointed to a class that expires at the TIB Annual Meeting of Shareholders to be held in 2007, then TIB shall re-nominate Mr. Voigt as a director of TIB thereafter for a term of at least one year following the 2007 Annual Meeting of TIB shareholders. At the Effective Time, Edward V. Lett shall become a member of the Board of Directors of BANK, and he shall serve until the next election of directors and until his successor is duly elected and qualified.


ARTICLE 3
CONVERSION OF CONSTITUENTS' CAPITAL SHARES


3.1   **Manner of Converting Shares**. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any further action on the part of TIB, TIB-SUB, BANK or the holders of any shares thereof, the shares of the constituent corporations shall be converted as follows:

(a)   Each share of TIB Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time. The shares of TIB-SUB common stock outstanding at the Effective Time shall be converted into and exchanged for an aggregate of 885,414 shares of the Surviving Bank's common stock, par value $5.00 per share, issued and outstanding to TIB.

(b)   Each share of BANK Common Stock (excluding shares held by any BANK Company, other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by stockholders who perfect their dissenters' rights of appraisal as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive (i) that number of shares of TIB Common Stock determined by dividing $18.00 by the Average Quoted Price and rounding to the fourth decimal place (as such may be adjusted pursuant to Section 3.2 of this Agreement, the "Exchange Ratio"); provided that, subject to the election rights set forth in Section 3.1(c) below, each holder of BANK Common Stock shall have an opportunity to elect to receive cash consideration for up to 10% of such holder's shares of BANK Common Stock in lieu of receiving TIB Common Stock for such shares, plus (ii) the Net Income Per Share Amount. Notwithstanding the foregoing, if the Average Quoted Price is equal to or less than $16.50, then the Exchange Ratio shall become fixed at 1.0909 shares of TIB Common Stock for each share of BANK Common Stock, and if the Average Quoted Price is equal to or greater than $18.50, then the Exchange Ratio shall become fixed at 0.9730 shares of TIB Common Stock for each share of BANK Common Stock. If the Average Quoted Price shall be greater than $20.00, then TIB may, and if the Average Quoted Price shall be less than $15.00, then BANK may, at any time during the period commencing on the Determination Date and ending at the close of business five (5) business days thereafter, terminate this Agreement pursuant to Section 10.1(l) hereof.

(c)   (1)   Notwithstanding the provisions of Section 3.1(b) above, each holder of BANK Common Stock shall be provided with an opportunity to elect to receive for the shares of BANK Common Stock owned by such holder (i) cash of $18.00 (as such may be adjusted pursuant to Section 3.2 of this Agreement) for up to 10% of the shares of BANK Common Stock owned by such holder, plus (ii) for the remaining shares of BANK Common Stock owned by such holder, an amount of shares of TIB Common Stock determined in accordance with Section 3.1(b) above, plus (iii) the Net Income Per Share Amount for the shares of BANK Common Stock owned by such holder.

(2)   The Exchange Agent shall mail an election form in such form as TIB and BANK shall mutually agree (the "Election Form") with or following the issuance of the Proxy Statement/Prospectus and at least 20 days prior to the date of the BANK Stockholders' Meeting or on such other date as TIB and BANK shall mutually agree (the "Mailing Date") to each holder of record of BANK Common Stock for such BANK Stockholders' Meeting. Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of BANK Common Stock to elect to receive (i) shares of TIB Common Stock for all shares of BANK Common Stock owned by such holder, plus the Net Income Per Share Amount or (ii) a cash payment of $18.00 (as such amount may be adjusted pursuant to Section 3.2 of this Agreement) for up to 10% of the shares of BANK Common Stock owned by such holder, plus shares of TIB Common Stock for the remaining shares of BANK Common Stock owned by such holder, plus the Net Income Per Share Amount.

(3)   Any shares of BANK Common Stock with respect to which the holder shall not have submitted to the Exchange Agent an effective, properly completed Election Form prior to 5:00 p.m. Eastern Time on the day before the BANK Stockholders' Meeting (or such other time and date as TIB and BANK may mutually agree) (the "Election Deadline") shall be converted into TIB Common Stock at the Effective Time, as set forth in Section 3.1(b) of this Agreement (such shares being referred to as "No Election Shares").

(4)   Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked and a replacement Election Form is not submitted prior to the Election Deadline, the shares of BANK Common Stock represented by such Election Form shall become No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither TIB nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(**d**) At the Effective Time, all outstanding and unexercised options to purchase shares of BANK Common Stock pursuant to the BANK Stock Option Plans (each, a "BANK Option") will cease to represent an option to purchase BANK Common Stock and will be converted automatically into options to purchase TIB Common Stock, and TIB will assume each BANK Option subject to its terms, including any acceleration in vesting that will occur as a consequence of the Merger according to the instruments governing the BANK Option; *provided, however*, that after the Effective Time:

(**i**) the number of shares of TIB Common Stock purchasable upon exercise of each BANK Option will equal the product of (A) the number of shares of BANK Common Stock that were purchasable under the BANK Option immediately before the Effective Time and (B) the Exchange Ratio, rounded to the nearest whole share; and

(**ii**) the per share exercise price for each BANK Option will equal the quotient of (A) the per share exercise price of the BANK Option in effect immediately before the Effective Time divided by (B) the Exchange Ratio, rounded to the nearest cent.

Notwithstanding the foregoing, each BANK Option that is intended to be an "incentive stock option" (as defined in Section 422 of the IRC) will be adjusted in accordance with the requirements of Section 424 of the IRC. As of the date hereof, the BANK Options provide for the purchase of no more than an aggregate of _____ additional shares of BANK Common Stock. As soon as practicable after the Effective Time, TIB shall file a Registration Statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of TIB Common Stock subject to converted or substitute BANK Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses associated therewith) for so long as such converted or substitute BANK Options remain outstanding.

3.2 **Anti-Dilution Provisions**. In the event BANK changes the number of shares of BANK Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or otherwise with respect to such stock and the record date thereof shall be prior to the Effective Time, the Exchange Ratio and the Per Share Cash Consideration shall be proportionately adjusted as needed to preserve the relative economic benefit to the Parties. In the event TIB changes the number of shares of TIB Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock and the record date thereof shall be prior to the Effective Time, the Exchange Ratio and the Per Share Cash Consideration shall be proportionately adjusted as needed to preserve the relative economic benefit to the Parties.

3.3 **Shares Held by BANK**. Each of the shares of BANK Common Stock held by any BANK Company, other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

3.4 **Dissenting Stockholders**. Notwithstanding Section 3.1 of this Agreement, shares of BANK Common Stock issued and outstanding at the Effective Time which are held by a holder who perfected his dissenters' rights in accordance with Section 658.44 of the FFIC ("Dissenting BANK Shares") shall not be converted into or represent the right to receive the consideration payable thereon pursuant to Section 3.1 of this Agreement, and any such holder shall be entitled only to such rights of appraisal as are granted by Section 658.44 of the FFIC ("Dissenter Provisions"), unless and until such holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal; *provided, however*, that no payment in connection with Dissenting BANK Shares shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the Dissenter Provisions and surrendered to the Surviving Bank the certificate or certificates representing the Dissenting BANK Shares for which payment is being made; provided, further, that nothing contained in this Section 3.4 shall in any way limit the right of TIB to terminate this Agreement and abandon the Merger under Section 10.1(i). If after the Effective Time any such dissenting stockholder fails to perfect or effectively withdraws or loses his right to appraisal, such shares of BANK Common Stock shall be treated as if they had been converted at the Effective Time into the right to receive the consideration payable thereon pursuant to Section 3.1 of this Agreement (without interest). BANK shall give TIB prompt notice upon receipt by BANK of any written objection to the Merger and such written demands for payment for shares of BANK Common Stock under the Dissenter Provisions, and the withdrawals of such demands, and any other instruments provided to BANK pursuant to the Dissenter Provisions (any stockholder duly making such demand being hereinafter called a "Dissenting Stockholder"). Each Dissenting Stockholder that becomes entitled, pursuant to the Dissenter Provisions, to payment for any shares of BANK Common Stock held by such Dissenting Stockholder shall receive payment therefor from TIB (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissenter Provisions). BANK shall not, except with the prior written consent of TIB, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment by a Dissenting Stockholder.

3.5 **Fractional Shares**. No certificates or scrip representing fractional shares of TIB Common Stock shall be issued upon the surrender of certificates for exchange; no dividend or distribution with respect to TIB Common Stock shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of TIB. In lieu of any such fractional share, TIB shall pay to each former stockholder of BANK who otherwise would be entitled to receive a fractional share of TIB Common Stock an amount in cash (without interest) determined by multiplying (a) the Average Quoted Price by (b) the fraction of a share of TIB Common Stock to which such holder would otherwise be entitled.

ARTICLE 4
EXCHANGE OF SHARES

4.1 **Exchange Procedures**. Promptly after the Effective Time, TIB shall cause the Exchange Agent to mail to the former stockholders of BANK appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of BANK Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After completion of the allocation procedure set forth in Section 3.1(c)(5) and upon surrender of a certificate or certificates for exchange and cancellation to the Exchange Agent (such shares to be free and clear of all liens, claims and encumbrances), together with a properly executed letter of transmittal, the holder of such certificate or certificates shall be entitled to receive in exchange therefore: (a) a certificate representing that number of whole shares of TIB Common Stock which such holder of BANK Common Stock became entitled to receive pursuant to the provisions of Article 3 hereof and (b) a check representing the aggregate cash consideration, if any, which such holder has the right to receive pursuant to the provisions of Article 3 hereof, and the certificate or certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Cash Consideration, any cash in lieu of fractional shares, any Additional Optional Cash consideration or any unpaid dividends and distributions, if any, payable to holders of certificates for BANK Common Stock. TIB shall not be obligated to deliver the consideration to which any former holder of BANK Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of BANK Common Stock for exchange as provided in this Section 4.1. The certificate or certificates for BANK Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Bank, TIB nor the

Exchange Agent shall be liable to a holder of BANK Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

4.2 **Rights of Former BANK Stockholders**. At the Effective Time, the stock transfer books of BANK shall be closed as to holders of BANK Common Stock immediately prior to the Effective Time, and no transfer of BANK Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 or Section 3.4 of this Agreement, each certificate theretofore representing shares of BANK Common Stock ("BANK Certificate"), other than shares to be canceled pursuant to Section 3.3 of this Agreement, shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 or Section 3.4 of this Agreement, as the case may be, in exchange therefor. To the extent permitted by Law, former stockholders of record of BANK Common Stock shall be entitled to vote after the Effective Time at any meeting of TIB stockholders the number of whole shares of TIB Common Stock into which their respective shares of BANK Common Stock (excluding Cash Election Shares) are converted, regardless of whether such holders have exchanged their BANK Certificates for certificates representing TIB Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by TIB on the TIB Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement. Notwithstanding the preceding sentence, any person holding any BANK Certificate shall not be entitled to receive any dividend or other distribution payable to holders of TIB Common Stock, which dividend or other distribution is attributable to such person's TIB Common Stock represented by said BANK Certificate, until such person surrenders said BANK Certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such BANK Certificate, both the TIB Common Stock certificate (together with all such undelivered dividends or other distributions, without interest) and any undelivered cash payments (without interest) shall be delivered and paid with respect to each share represented by such BANK Certificate. No holder of shares of BANK Common Stock shall be entitled to receive any dividends or distributions declared or made with respect to the TIB Common Stock with a record date before the Effective Time of the Merger.

4.3 **Identity of Recipient of TIB Common Stock**. In the event that the delivery of the consideration provided for in this Agreement is to be made to a person other than the person in whose name any certificate representing shares of BANK Common Stock surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such certificate surrendered or establish to the satisfaction of TIB that such tax has been paid or is not applicable.

4.4 **Lost or Stolen Certificates**. If any holder of BANK Common Stock convertible into the right to receive shares of TIB Common Stock is unable to deliver the BANK Certificate that represents BANK Common Stock, the Exchange Agent, in the absence of actual notice that any such shares have been acquired by a bona fide purchaser, shall deliver to such holder the shares of TIB Common Stock to which the holder is entitled for such shares upon presentation of the following: (a) evidence to the reasonable satisfaction of TIB that any such BANK Certificate has been lost, wrongfully taken or destroyed; (b) such security or indemnity as may be reasonably requested by TIB to indemnify and hold TIB and the Exchange Agent harmless; and (c) evidence satisfactory to TIB that such person is the owner of the shares theretofore represented by each BANK Certificate claimed by the holder to be lost, wrongfully taken or destroyed and that the holder is the person who would be entitled to present such BANK Certificate for exchange pursuant to this Agreement.

4.5 **Laws of Escheat**. If any of the consideration due or other payments to be paid or delivered to the holders of BANK Common Stock is not paid or delivered within the time period specified by any applicable laws concerning abandoned property, escheat or similar laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, TIB or the Exchange Agent shall be entitled (but not required) to dispose of any such consideration or other payments in accordance with applicable laws concerning abandoned property, escheat or similar Laws. Any other provision of this Agreement notwithstanding, none of TIB, TIB-SUB, BANK, the Exchange Agent nor any other person acting on their behalf shall be liable to a holder of BANK Common Stock for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Law.


ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BANK


BANK hereby represents and warrants to TIB as follows:

5.1 **Corporate Organization, Standing and Power**. BANK is a state banking corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. BANK is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK. BANK has delivered to TIB complete and correct copies of its Articles of Incorporation and Bylaws and the articles of incorporation, bylaws and other, similar governing instruments of each of its Subsidiaries, in each case as amended through the date hereof.

5.2 **Authority; No Breach By Agreement**.

(a) BANK has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of BANK, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of BANK Common Stock. Subject to such requisite stockholder approval and required regulatory consents, this Agreement represents a legal, valid and binding obligation of BANK, enforceable against BANK in accordance with its terms.

(b) Except as set forth on Schedule 5.2(b), neither the execution and delivery of this Agreement by BANK, nor the consummation by BANK of the transactions provided for herein, nor compliance by BANK with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of BANK's Articles of Incorporation or Bylaws or the Articles or Certificates of Incorporation or Bylaws of any BANK Company, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any BANK Company under, any Contract or Permit of any BANK Company, where failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such BANK Company, or, (iii) subject to receipt of the requisite Consents and approvals of Regulatory Authorities referred to in this Agreement, violate or conflict with any Law or Order applicable to any BANK Company or any of their respective Assets.

(c) Except as set forth on Schedule 5.2(c), other than (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, (ii) Consents required from Regulatory Authorities, (iii) the approval by the stockholders of BANK of the Merger and the transactions provided for in this Agreement, (iv) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and (v) Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the BANK Company at issue, no notice to, filing with or Consent of, any Person or public body or authority is necessary for the consummation by BANK of the Merger and the other transactions provided for in this Agreement.

5.3   **Capital Stock**.

(a) The authorized capital stock of BANK consists of 2,000,000 shares of BANK Common Stock, of which 885,414 shares are issued and outstanding (none of which is held in the treasury of BANK). All of the issued and outstanding shares of BANK Common Stock are duly and validly issued and outstanding and are fully paid and non-assessable. None of the shares of capital stock, options, or other securities of BANK has been issued in violation of the Securities Laws or any preemptive rights of the current or past stockholders of BANK. Pursuant to the terms of the BANK Stock Option Plans, there are currently outstanding options with the right to purchase a total of 81,882 shares of BANK Common Stock, as more fully set forth in Schedule 5.3 attached hereto.

(b) Except as set forth in Section 5.3(a) of this Agreement, there are no shares of capital stock or other equity securities of BANK outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of BANK or contracts, commitments, understandings or arrangements by which BANK is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. BANK has no liability for dividends declared or accrued, but unpaid, with respect to any of its capital stock.

5.4   **BANK Subsidiaries**.

(a) Each of the BANK Subsidiaries has the corporate power and authority necessary for it to own, lease and operate its Assets and to incur its Liabilities and to carry on its business as now conducted. Each BANK Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK on a consolidated basis.

(b) The authorized and issued and outstanding capital stock of each BANK Subsidiary is set forth on Schedule 5.4(b). BANK owns all of the issued and outstanding shares of capital stock of each BANK Subsidiary. None of the shares of capital stock or other securities of any BANK Subsidiary has been issued in violation of the Securities Laws or any preemptive rights. No equity securities of any BANK Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such Subsidiary, and there are no Contracts by which any BANK Subsidiary is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock or by which any BANK Company is or may be bound to transfer any shares of the capital stock of any BANK Subsidiary. There are no Contracts relating to the rights of any BANK Company to vote or to dispose of any shares of the capital stock of any BANK Subsidiary. All of the shares of capital stock of each BANK Subsidiary are fully paid and non-assessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated and organized and are owned by BANK free and clear of any Lien. No BANK Subsidiary has any liability for dividends declared or accrued, but unpaid, with respect to any of its capital stock. For purposes of this Section 5.4(b), references to "capital stock" shall be deemed to include membership interests with respect to any BANK Company that is a limited liability company.

(c) The minute books of BANK and each BANK Subsidiary contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by their respective stockholders and Boards of Directors (including all committees thereof), since such entity's formation.

5.5   **Financial Statements**. The BANK has previously furnished to TIB copies of all BANK Financial Statements and BANK Call Reports for periods ended prior to the date hereof, and BANK will deliver to TIB promptly copies of all BANK Financial Statements and BANK Call Reports prepared subsequent to the date hereof. The BANK Financial Statements (as of the dates thereof and for the periods covered thereby) (a) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the BANK Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices and in accordance with applicable legal and accounting principles and reflect only actual transactions, and (b) present or will present, as the case may be, fairly the consolidated financial position of the BANK Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity and cash flows of the BANK Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end audit adjustments that are not material). The BANK Call Reports have been prepared in material compliance with (i) the rules and regulations of the respective federal or state banking regulator with which they were filed, and (ii) regulatory accounting principles, which principles have been consistently applied during the periods involved, except as otherwise noted therein.

5.6   **Absence of Undisclosed Liabilities**. No BANK Company has any Liabilities that have or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK, except Liabilities accrued or reserved against in the consolidated balance sheets of BANK as of December 31, 2005, included in the BANK Financial Statements or reflected in the notes thereto, except as set forth on Schedule 5.6. No BANK Company has incurred or paid any Liability since December 31, 2005, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK.

5.7   **Absence of Certain Changes or Events**. Except as set forth on Schedule 5.7, since December 31, 2005: (i) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK or its Subsidiaries, including without limitation any change in the administrative or supervisory standing or rating of BANK with any Regulatory Authority, (ii) the BANK Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of BANK provided in Article 7 of this Agreement, and (iii) to BANK's Knowledge, no fact or condition exists which BANK believes will cause a Material Adverse Effect on BANK or its Subsidiaries in the future, subject to changes in general economic or industry conditions.

5.8   Tax Matters.

(a)   All Tax returns required to be filed by or on behalf of any of the BANK Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired, and all returns filed are complete and accurate in all material respects. All Taxes shown as due on filed returns have been paid. There is no audit examination, deficiency, refund Litigation or matter in controversy pending, or to the Knowledge of BANK, threatened, with respect to any Taxes that might result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on BANK, except as reserved against in the BANK Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been fully paid.

(b)   None of the BANK Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

(c)   Adequate provision for any Taxes due or to become due for any of the BANK Companies for the period or periods through and including the date of the respective BANK Financial Statements has been made and is reflected on such BANK Financial Statements.

(d)   Any and all deferred Taxes of the BANK Companies have been provided for in accordance with GAAP.

(e)   None of the BANK Companies is responsible for the Taxes of any other Person other than the BANK Companies under Treasury Regulation 1.1502-6 or any similar provision of federal or state Law.

(f)   Except as set forth on Schedule 5.8(f), none of the BANK Companies has made any payment, is obligated to make any payment or is a party to any Contract that could obligate it to make any payment that would be disallowed as a deduction under Section 280G or 162(m) of the IRC.

(g)   There has not been an ownership change, as defined in Section 382(g) of the IRC, that occurred during or after any taxable period in which BANK or any BANK Subsidiaries incurred an operating loss that carries over to any taxable period ending after the fiscal year of BANK immediately preceding the date of this Agreement.

(h)   (i) Proper and accurate amounts have been withheld by the BANK Companies from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local Laws, and proper due diligence steps have been taken in connection with back-up withholding, (ii) federal, state and local returns have been filed by the BANK Companies for all periods for which returns were due with respect to withholding, Social Security and unemployment taxes or charges due to any federal, state or local taxing authority and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefore have been included by BANK in the BANK Financial Statements.

(i)   BANK has delivered or made available to TIB correct and complete copies of all Tax returns filed by BANK and each BANK Subsidiary for each fiscal year ended on and after December 31, 2002.

(j)   BANK has in effect an election to be treated as an "S corporation" within the meaning of Section 1361 of the IRC.

5.9   Loan Portfolio; Documentation and Reports.

(a)   Except as disclosed in Schedule 5.9(a), none of the BANK Companies is a creditor as to any written or oral loan agreement, note or borrowing arrangement, including without limitation leases, credit enhancements, commitments and interest-bearing assets (excluding investment securities) (the "Loans"), other than Loans the unpaid principal balance of which does not exceed $25,000 per Loan or $50,000 in the aggregate, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provisions. Except as otherwise set forth in Schedule 5.9(a), none of the BANK Companies is a creditor as to any Loan, including without limitation any loan guaranty, to any director, executive officer or 5% stockholder thereof, or to the Knowledge of BANK, any Person controlling, controlled by or under common control with any of the foregoing. All of the Loans held by any of the BANK Companies are in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms, are not subject to any defenses, setoffs or counterclaims, except as may be provided by bankruptcy, insolvency or similar Laws or by general principles of equity, and were solicited, originated and exist in material compliance with all applicable Laws and BANK loan policies, except for deviations from such policies that (a) have been approved by current management of BANK, in the case of Loans with an outstanding principal balance that exceeds $25,000, or (b) in the judgment of BANK, will not adversely affect the ultimate collectibility of such Loan. Except as set forth in Schedule 5.9(a), none of the BANK Companies holds any Loans in the original principal amount in excess of $25,000 per Loan or $50,000 in the aggregate that have been classified by any bank examiner, whether regulatory or internal, as "other loans Specifically Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Watch List," "Criticized," "Credit Risk Assets," "concerned loans" or words of similar import. The allowance for possible loan or credit losses (the "BANK Allowance") shown on the consolidated balance sheets of BANK included in the most recent BANK Financial Statements dated prior to the date of this Agreement was, and the BANK Allowance shown on the consolidated balance sheets of BANK included in the BANK Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the BANK Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the BANK Companies as of the dates thereof. The reserve for losses with respect to other real estate owned ("OREO Reserve") shown on the most recent Financial Statements and BANK Call Reports were, and the OREO Reserve to be shown on the Financial Statements and BANK Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for losses relating to the other real estate owned portfolio of BANK as of the dates thereof. The reserve for losses in respect of litigation ("Litigation Reserve") shown on the most recent Financial Statements and BANK Call Reports and the Litigation Reserve to be shown on the Financial Statements and BANK Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for losses relating to or arising out of all pending or threatened litigation applicable to BANK and the BANK Subsidiaries as of the dates thereof. Each such reserve described above has been established in accordance with applicable accounting principles and regulatory requirements and guidelines.

(b)   The documentation relating to each Loan made by any BANK Company and to all security interests, mortgages and other liens with respect to all collateral for loans is adequate for the enforcement of the material terms of such Loan, security interest, mortgage or other lien, except for inadequacies in such documentation which will not, individually or in the aggregate, have a Material Adverse Effect on BANK.

5.10   Assets; Insurance.   Except as set forth on Schedule 5.10, the BANK Companies have marketable title, free and clear of all Liens, to all of their respective Assets. One of the BANK Companies has good and marketable fee simple title to the real property described in Schedule 5.10(a) and has an enforceable leasehold interest in the real property described in Schedule 5.10(b), if any, free and clear of all Liens. All tangible real and personal properties and Assets used in the businesses of the BANK Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with BANK's past practices. All Assets that are material to BANK's business on a consolidated basis, held under leases or subleases by any of the BANK Companies are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect and there is not under any such Contract any Default or claim of Default by BANK or, to the Knowledge of BANK, by any other party to the Contract. Schedules 5.10(a) and 5.10(b) identify each parcel of real estate or interest therein owned, leased or subleased by any of the BANK Companies or in which any BANK Company has any ownership or leasehold interest. If applicable, Schedule 5.10(b) also lists or otherwise describes each and every written or oral lease or sublease under which any BANK Company is the lessee of any real property and which relates in any manner to the operation of the businesses of any BANK Company. None of the BANK Companies has violated, or is currently in violation of, any Law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described in Schedules 5.10(a) and 5.10(b), including without limitation any Law relating to zoning, building, occupancy, environmental or comparable matter which individually or in the aggregate would have a Material Adverse Effect on BANK. As to each parcel of real property owned or used by any BANK Company, no BANK Company has received notice of any pending or, to the Knowledge of each of the BANK Companies, threatened condemnation proceedings, litigation proceedings or mechanic's or materialmens' liens. The Assets of the BANK Companies include all assets required to operate the business of the BANK Companies as now conducted. The policies of fire, theft, liability, D&O and other insurance maintained with respect to the Assets or businesses of the BANK Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the BANK Companies is a named insured are reasonably sufficient. Schedule 5.10(c) contains a list of all such policies and bonds maintained by any of the BANK Companies, and BANK has provided true and correct copies of each such policy to TIB.

5.11 **Environmental Matters**.

(a) To the Knowledge of Bank, each BANK Company, its Participation Facilities and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK.

(b) There is no Litigation pending or, to the Knowledge of BANK, threatened before any court, governmental agency or authority or other forum in which any BANK Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any BANK Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK.

(c) There is no Litigation pending or, to the Knowledge of BANK, threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or BANK with respect to such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK.

(d) To the Knowledge of BANK, there is no reasonable basis for any Litigation of a type described in subsections 5.11(b) or 5.11(c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK.

(e) During the period of (i) any BANK Company's ownership or operation of any of its respective current properties, (ii) any BANK Company's participation in the management of any Participation Facility or (iii) any BANK Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material or oil in, on, under or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK. Prior to the period of (i) any BANK Company's ownership or operation of any of its respective current properties, (ii) any BANK Company's participation in the management of any Participation Facility, or (iii) any BANK Company's holding of a security interest in a Loan Property, to the Knowledge of BANK, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK.

5.12 **Compliance with Laws**. Each BANK Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK, and there has occurred no Default under any such Permit. None of the BANK Companies:

(a) is in material violation of any Laws, Orders or Permits applicable to its business or employees, agents or representatives conducting its business; or

(b) has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any BANK Company is not, or suggesting that any BANK Company may not be, in compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, (iii) requiring any BANK Company, or suggesting that any BANK Company may be required, to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of any BANK Company, including without limitation any restrictions on the payment of dividends, or that in any manner relates to such entity's capital adequacy, credit or reserve policies or management or business.

5.13 **Labor Relations; Executive Officers**.

(a) No BANK Company is the subject of any Litigation asserting that it or any other BANK Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other BANK Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any BANK Company, pending or threatened, nor to its Knowledge, is there any activity involving any BANK Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity. Each BANK Company is and has been in compliance with all Employment Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK.

(b) Schedule 5.13(b) contains a true and complete list showing the names and current annual salaries of all current executive officers of each of the BANK Companies and lists for each such person the amounts paid, payable or expected to be paid as salary, bonus payments and other compensation for 2004, 2005 and 2006. Schedule 5.13(b) also sets forth the name and offices held by each officer and director of each of the BANK Companies.

5.14 **Employee Benefit Plans**.

(a) Schedule 5.14(a) lists, and BANK has delivered or made available to TIB prior to the execution of this Agreement copies of, all pension, retirement, profit-sharing, salary continuation and split dollar agreements, deferred compensation, director deferred fee agreements, director retirement agreement, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan, all other written or unwritten employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any BANK Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the "BANK Benefit Plans"). Any of the BANK Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "BANK ERISA Plan." Each BANK ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the IRC) is referred to herein as a "BANK Pension Plan". No BANK Pension Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA.

(b) All BANK Benefit Plans and the administration thereof are in compliance with the applicable terms of ERISA, the IRC and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK. Each BANK ERISA Plan which is intended to be qualified under Section 401(a) of the IRC has received a favorable determination letter or opinion letter, as applicable, from the Internal Revenue Service, and BANK is not aware of any circumstances that could result in revocation of any such favorable determination letter/opinion letter. No BANK Company has engaged in a transaction with respect to any BANK Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any BANK Company to a tax or penalty imposed by either Section 4975 of the IRC or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK. There are no actions, suits, arbitrations or claims, including any investigations or audits by the Internal Revenue Service or any other governmental authority, pending (other than routine claims for benefits) or threatened against, any BANK Benefit Plan or any BANK Company with regard to any BANK Benefit Plan, any trust which is a part of any BANK Benefit Plan, any trustee, fiduciary, custodian, administrator or other person or entity holding or controlling assets of any BANK Benefit Plan, and no basis to anticipate any such action, suit, arbitration, claim, investigation or audit exists.

(c) No BANK ERISA Plan which is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any BANK Pension Plan, (ii) no change in the actuarial assumptions with respect to any BANK Pension Plan, (iii) no increase in benefits under any BANK Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to materially adversely affect the funding status of any such plan. Neither any BANK Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any BANK Company, or the single-employer plan of any entity which is considered one employer with BANK under Section 4001 of ERISA or Section 414 of the IRC or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the IRC or Section 302 of ERISA, which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK. No BANK Company has provided, or is required to provide, security to a BANK Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC.

(d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any BANK Company with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No BANK Company has incurred any withdrawal Liability with respect to a multi-employer plan under Subtitle D of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BANK. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any BANK Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

(e) No BANK Company has any obligations for retiree health and life benefits under any of the BANK Benefit Plans, and there are no restrictions on the rights of such BANK Company to amend or terminate any such plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Material Adverse Effect on BANK.

(f) Except as set forth on Schedule 5.14(f), neither the execution and delivery of this Agreement nor the consummation of the transactions provided for herein will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of any BANK Company from any BANK Company under any BANK Benefit Plan, employment contract or otherwise, (ii) increase any benefits otherwise payable under any BANK Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(g) With respect to all BANK Benefit Plans (whether or not subject to ERISA and whether or not qualified under Section 401(a) of the IRC), all contributions due (including any contributions to any trust account or payments due under any insurance policy) previously declared or otherwise required by Law or contract to have been made and any employer contributions (including any contributions to any trust account or payments due under any insurance policy) accrued but unpaid as of the date hereof will be paid by the time required by Law or contract. All contributions made or required to be made under any BANK Benefit Plan have been made and such contributions meet the requirements for deductibility under the IRC, and all contributions which are required and which have not been made have been properly recorded on the books of BANK.

5.15 **Material Contracts**. Except as set forth on Schedule 5.15, none of the BANK Companies, nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under any of the following (whether written or oral, express or implied): (i) any employment, severance, termination, consulting or retirement Contract with any Person; (ii) any Contract relating to the borrowing of money by any BANK Company or the guarantee by any BANK Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, trade payables and Contracts relating to borrowings or guarantees made and letters of credit); (iii) any Contract relating to indemnification or defense of any director, officer or employee of any of the BANK Companies or any other Person; (iv) any Contract with any labor union; (v) any Contract relating to the disposition or acquisition of any interest in any business enterprise; (vi) any Contract relating to the extension of credit to, provision of services for, sale, lease or license of Assets to, engagement of services from, or purchase, lease or license of Assets from, any 5% stockholder, director or officer of any of the BANK Companies, any member of the immediate family of the foregoing or, to the Knowledge of BANK, any related interest (as defined in Regulation O promulgated by the FRB) ("Related Interest") of any of the foregoing; (vii) any Contract (A) which limits the freedom of any of the BANK Companies to compete in any line of business or with any Person or (B) which limits the freedom of any other Person to compete in any line of business with any

BANK Company; (viii) any Contract providing a power of attorney or similar authorization given by any of the BANK Companies, except as issued in the ordinary course of business with respect to routine matters; or (ix) any Contract (other than deposit agreements and certificates of deposits issued to customers entered into in the ordinary course of business and letters of credit) that involves the payment by any of the BANK Companies of amounts aggregating $50,000 or more in any twelve-month period (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the "BANK Contracts"). BANK has delivered or made available to TIB correct and complete copies of all BANK Contracts. Each of the BANK Contracts is in full force and effect, and none of the BANK Companies is in Default under any BANK Contract. All of the indebtedness of any BANK Company for money borrowed is prepayable at any time by such BANK Company without penalty or premium.

5.16   **Legal Proceedings**. Except as set forth on Schedule 5.16, there is no Litigation instituted or pending, or, to the Knowledge of BANK, threatened (or unasserted but considered probable of assertion) against any BANK Company, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding, pending or, to the knowledge of BANK, threatened against any BANK Company.

5.17   **Reports**. Since its formation, each BANK Company has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) any Regulatory Authorities and (ii) any applicable state securities or banking authorities and all other material reports and statements required to be filed by it, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by Regulatory Authorities in the regular course of the business of the BANK Companies, to the Knowledge of any BANK Company, no Regulatory Authority has initiated any proceeding or, to the Knowledge of any BANK Company, investigation into the business or operations of any BANK Company. There is no unresolved violation, criticism or exception by any Regulatory Authority with respect to any report or statement or any examinations of any BANK Company or any lien in favor of any BANK Company. As of their respective dates, each of such reports, registrations, statements and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each of such reports, registrations, statements and documents did not, in any material respect, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Other than the BANK Call Reports, the financial information and reports contained in each of such reports, registrations, statements and documents (including the related notes, where applicable), (a) has been prepared in all material respects in accordance with GAAP, which principles have been consistently applied during the periods involved, except as otherwise noted therein, (b) fairly presents the financial position of the BANK Companies as of the respective dates thereof, and (c) fairly presents the results of operations of the BANK Companies for the respective periods therein set forth.

5.18   **Statements True and Correct**. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any BANK Company or any Affiliate thereof to TIB pursuant to this Agreement, including the Exhibits and Schedules hereto, or any other document, agreement or instrument referred to herein, contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any BANK Company or any Affiliate thereof for inclusion in the documents to be prepared by TIB in connection with the transactions provided for in this Agreement, including without limitation (i) documents to be filed with the SEC, including without limitation the Registration Statement on Form S-4 of TIB registering the shares of TIB Common Stock to be offered to the holders of BANK Common Stock, and all amendments thereto (as amended, the "S-4 Registration Statement") and the Proxy Statement and Prospectus in the form contained in the S-4 Registration Statement, and all amendments and supplements thereto (as amended and supplemented, the "Proxy Statement/Prospectus"), (ii) filings pursuant to any state securities and blue sky Laws, and (iii) filings made in connection with the obtaining of Consents from Regulatory Authorities, in the case of the S-4 Registration Statement, at the time the S-4 Registration Statement is declared effective pursuant to the 1933 Act, in the case of the Proxy Statement/Prospectus, at the time of the mailing thereof and at the time of the meeting of stockholders to which the Proxy Statement/Prospectus relates, and in the case of any other documents, the time such documents are filed with a Regulatory Authority and/or at the time they are distributed to stockholders of TIB or BANK, contains or will contain any untrue statement of a material fact or fails to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any BANK Company is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

5.19   **Accounting, Tax and Regulatory Matters**. No BANK Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions provided for herein, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in subsection 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such subsection 9.1(b).

5.20   **Offices**. The headquarters of each BANK Company and each other office, branch or facility maintained and operated by each BANK Company (including without limitation representative and loan production offices and operations centers) and the locations thereof are listed on Schedule 5.20. None of the BANK Companies maintains any other office or branch or conducts business at any other location, or has applied for or received permission to open any additional office or branch or to operate at any other location.

5.21   **Data Processing Systems**. The electronic data processing systems and similar systems utilized in processing the work of each of the BANK Companies, including both hardware and software, (a) are supplied by a third party provider; (b) satisfactorily perform the data processing function for which they are presently being used; and (c) are wholly within the possession and control of one of the BANK Companies or its third party provider such that physical access to all software, documentation, passwords, access codes, backups, disks and other data storage devices and similar items readily can be made accessible to and delivered into the possession of TIB or TIB's third party provider.

5.22   **Intellectual Property**. Each of the BANK Companies owns or possesses valid and binding licenses and other rights to use without additional payment all material patents, copyrights, trade secrets, trade names, service marks, trademarks, computer software and other intellectual property used in its business; and none of the BANK Companies has received any notice of conflict with respect thereto that asserts the rights of others. The BANK Companies have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing. Schedule 5.22 lists all of the trademarks, trade names, licenses and other intellectual property used to conduct the businesses of the BANK Companies. Each of the BANK Companies has taken reasonable precautions to safeguard its trade secrets from disclosure to third-parties.

5.23   **Administration of Trust Accounts**. BANK does not possess and does not exercise trust powers.

5.24   **Advisory Fees**. BANK has retained the BANK Financial Advisor to serve as its financial advisor and, as of the Effective Time, shall incur a liability to the BANK Financial Advisor in the amount set forth on Schedule 5.24 (the "Advisory Fee") in connection with the Merger. Other than the BANK Financial Advisor and the Advisory Fee, neither BANK nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions provided for in this Agreement.

5.25 **Regulatory Approvals**. BANK knows of no reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

5.26 **Opinion of Counsel**. BANK has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in subsection 9.2(d).

5.27 **Repurchase Agreements; Derivatives Contracts**. With respect to all agreements currently outstanding pursuant to which any BANK Company has purchased securities subject to an agreement to resell, such BANK Company has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which any BANK Company has sold securities subject to an agreement to repurchase, no BANK Company has pledged collateral in excess of the amount of the debt secured thereby. No BANK Company has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding. No BANK Company is a party to, nor has any BANK Company agreed to enter into any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract or agreement, or any other interest rate or foreign currency protection contract not included on its balance sheet which is a financial derivative contract (including various combinations thereof).

5.28 **Anti-takeover Provisions**. Each BANK Company has taken all actions required to exempt such BANK Company, this Agreement, the Merger, the Subsidiary Merger Agreement and the Subsidiary Merger from any provisions of an anti-takeover nature contained in their organizational documents or the provisions of any federal or state "anti-takeover," "fair price," "moratorium," "control share acquisition" or similar Laws or regulations ("Takeover Laws") if applicable to any of the BANK Companies immediately prior to the Effective Time.

5.29 **Transactions with Management**. Except for (a) deposits, all of which are on terms and conditions comparable in all material respects to those made available to other nonaffiliated similarly situated customers of BANK at the time such deposits were entered into, (b) the loans listed on Schedule 5.9(a), (c) the agreements designated on Schedule 5.15, (d) obligations under employee benefit plans of the BANK Companies set forth in Schedule 5.14(a) and (e) any items described on Schedule 5.29, there are no contracts with or commitments to present or former stockholders who own or owned more than 1% of the BANK Common Stock, directors, officers or employees (or their Related Interests) involving the expenditure of more than $1,000 as to any one individual (including any business directly or indirectly controlled by any such person), or more than $5,000 for all such contracts for commitments in the aggregate for all such individuals.

5.30 **Deposits**. Except as set forth on Schedule 5.30, none of the deposits of BANK are "brokered" deposits or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, limitations applicable to public deposits, escrow limitations and similar actions taken in the ordinary course of business), and no portion of deposits of BANK represents a deposit of any Affiliate of BANK.

5.31 **Accounting Controls**. Each of the BANK Companies has devised and maintained systems of internal accounting control sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of the applicable BANK Company; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP with respect to the applicable BANK Company or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material properties and assets of each of the BANK Companies is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

5.32 **Deposit Insurance**. The deposit accounts of BANK are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the "Act"). BANK has paid all regular premiums and special assessments and filed all reports required under the Act.

5.33 **Registration Obligations**. BANK is not under any obligation, contingent or otherwise, which will survive the Merger to register its securities under the 1933 Act or any state securities laws.

5.34 **Charter Provisions.** Each BANK Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any BANK Company or restrict or impair the ability of TIB or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any BANK Company that may be directly or indirectly acquired or controlled by it.


ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF TIB


TIB hereby represents and warrants to BANK as follows:

6.1 **Organization, Standing and Power**. TIB is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. TIB is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on TIB.

6.2 **Authority; No Breach By Agreement**.

(a) TIB has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein, including the Merger, have been, or prior to the Effective Time will be, duly and validly authorized by all necessary corporate action on the part of TIB. Subject to required regulatory consents, this Agreement represents a legal, valid and binding obligation of TIB, enforceable against TIB in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by TIB, nor the consummation by TIB of the transactions provided for herein, nor compliance by TIB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of TIB's Restated Certificate of Incorporation or Bylaws, or (ii) except as set forth on Schedule 6.2(b), constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any TIB Company under, any Contract or Permit of any TIB Company, where failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on TIB, or, (iii) subject to receipt of the requisite approvals referred to in subsection 9.1(b) of this Agreement, violate any Law or Order applicable to any TIB Company or any of their respective Assets.

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on TIB, no notice to, filing with or Consent of, any public body or authority is necessary for the consummation by TIB of the Merger and the other transactions provided for in this Agreement.

6.3 **Capital Stock**. The authorized capital stock of TIB, as of the date of this Agreement, consists of (i) 40,000,000 shares of TIB Common Stock, of which 11,715,744 shares are issued and outstanding, and (ii) 5,000,000 shares of preferred stock, no par value per share, none of which is issued and outstanding. All of the issued and outstanding shares of TIB Common Stock are, and all of the shares of TIB Common Stock to be issued in exchange for shares of BANK Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and non-assessable under the FBCA. None of the outstanding shares of TIB Common Stock has been, and none of the shares of TIB Common Stock to be issued in exchange for shares of BANK Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of TIB. As of the date hereof, TIB has granted options to purchase 716,458 shares of TIB Common Stock, and granted 70,012 restricted shares of TIB Common Stock, under its various stock plans.

6.4 **Reports and Financial Statements**. Since January 1, 2002, or the date of organization or acquisition if later, each TIB Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities. As of their respective dates, each of such reports and documents, including the TIB Financial Statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2002, except for normal examinations conducted by Regulatory Authorities in the regular course of the business of the TIB Companies, to the Knowledge of any TIB Company, no Regulatory Authority has initiated any proceeding or, to the Knowledge of any TIB Company, investigation into the business or operations of any TIB Company. There is no unresolved violation, criticism or exception by any Regulatory Authority with respect to any report or statement or any examinations of any TIB Company or any liens in favor of any TIB Company. The TIB Financial Statements included in such reports (excluding call reports), as of the dates thereof and for the periods covered thereby: (i) are or if dated after the date of this Agreement, will be, in accordance with the books and records of the TIB Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present, or will present, fairly the consolidated financial position of the TIB Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows of the TIB Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal year-end adjustments that are not material).

6.5 **Absence of Undisclosed Liabilities**. No TIB Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on TIB, except Liabilities accrued or reserved against in the consolidated balance sheets of TIB as of December 31, 2005, included in the TIB Financial Statements or reflected in the notes thereto. No TIB Company has incurred or paid any Liability since December 31, 2005, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on TIB.

6.6 **Absence of Certain Changes or Events**. Except as set forth on Schedule 6.6, since December 31, 2005 (i) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on TIB, (ii) the TIB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of TIB provided in Article 7 of this Agreement, and (iii) to TIB's Knowledge, no fact or condition exists which TIB believes will cause a Material Adverse Effect on TIB in the future, subject to changes in general economic or industry conditions.

6.7 **Compliance with Laws**. TIB is duly registered as a bank holding company under the BHC Act. Each TIB Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on TIB, and there has occurred no Default under any such Permit. None of the TIB Companies:

(a) is in material violation of any Laws, Orders or Permits applicable to its business or employees conducting its business; or

(b) has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any TIB Company is not in compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any TIB Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, that restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

6.8 **Legal Proceedings**. Except as set forth on Schedule 6.8, there is no Litigation instituted or pending, or, to the Knowledge of TIB, threatened (or unasserted but considered probable of assertion) against any TIB Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on TIB, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding against any TIB Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on TIB.

6.9 **Statements True and Correct**. No statement, certificate, instrument or other writing furnished or to be furnished by any TIB Company or any Affiliate thereof to BANK pursuant to this Agreement, including the Exhibits or Schedules hereto, contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any TIB Company or any Affiliate thereof for inclusion in the Proxy Statement/Prospectus to be mailed to BANK's stockholders in connection with the BANK Stockholders'

Meeting, and any other documents to be filed by an TIB Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions provided for herein, will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of BANK, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any TIB Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

      6.10   **Tax and Regulatory Matters**. No TIB Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in subsection 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such subsection.

      6.11   **Regulatory Approvals**. TIB knows of no reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

      6.12   **Opinion of Counsel**. TIB has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in subsection 9.3(d).


ARTICLE 7
CONDUCT OF BUSINESS PENDING CONSUMMATION


      7.1   **Covenants of Both Parties**.

      (a)   Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly provided for herein, each Party shall and shall cause each of its Subsidiaries to (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles, (ii) preserve intact its business organization, goodwill, relationships with depositors, customers and employees, and Assets and maintain its rights and franchises, and (iii) take no action, except as required by applicable Law, which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions provided for herein without imposition of a condition or restriction of the type referred to in the last sentences of subsections 9.1(b) or 9.1(c) of this Agreement or (B) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

      (b)   During the period from the date of this Agreement to the Effective Time, each of TIB and BANK shall cause its Designated Representative (and, if necessary, representatives of any of its Subsidiaries) to confer on a regular and frequent basis with the Designated Representative of the other Party hereto and to report on the general status of its and its Subsidiaries' ongoing operations. Each of TIB and BANK shall permit the other Party hereto to make such investigation of its business or properties and its Subsidiaries and of their respective financial and legal conditions as the investigating Party may reasonably request. Each of TIB and BANK shall promptly notify the other Party hereto concerning (a) any material change in the normal course of its or any of its Subsidiaries' businesses or in the operation of their respective properties or in their respective conditions; (b) any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) or the institution or the threat of any material Litigation involving it or any of its Subsidiaries; and (c) the occurrence or impending occurrence of any event or circumstance that would cause or constitute a breach of any of the representations, warranties or covenants contained herein; and each of TIB and BANK shall, and shall cause each of their respective Subsidiaries to, use its commercially reasonable efforts to prevent or promptly respond to same.

      (c)   Each Party shall have the right, without being in breach of its representations and warranties set forth in this Agreement, to supplement or amend its disclosure schedules and to add additional references to its disclosure schedules concerning the representations and warranties contained in this Agreement, with respect to any matter arising after the date of this Agreement or discovered between such date and the Effective Time. A copy of such supplemented or amended disclosure schedules shall be provided promptly to the other Party. Any such supplemented or amended disclosure schedules shall not give the other Party the right not to proceed with the consummation of the Merger unless the facts underlying such supplemented or amended disclosures would be reasonably likely to result in a Material Adverse Effect.

      7.2   **Covenants of BANK**. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, BANK covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of TIB, which consent shall not be unreasonably withheld, except in connection with the actions referenced in sub-sections (ii), (iv) or (v), in which case such consent may be withheld for any reason or no reason:

      (i)   amend the Articles of Incorporation, Bylaws or other governing instruments of any BANK Company; or

      (ii)   incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of BANK Subsidiaries consistent with past practices (which shall include, for BANK Subsidiaries that are depository institutions, creation of deposit liabilities, qualification as a public depository, purchases of federal funds, sales of certificates of deposit, advances from the FRB or the Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government or agency securities and issuances of letters of credit), or impose, or suffer the imposition, on any share of stock held by any BANK Company of any Lien or permit any such Lien to exist; or

      (iii)   repurchase, redeem or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any BANK Company, except in connection with the surrender of shares of BANK Common Stock in payment of the exercise price of outstanding options to purchase BANK Common Stock or the deemed acquisition of shares upon a "cashless exercise" of any such option, or declare or pay any dividend or make any other distribution in respect of BANK's capital stock; or

      (iv)   except for this Agreement and as required upon exercise of any of the BANK Options, issue, sell, pledge, encumber, enter into any Contract to issue, sell, pledge, or encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of BANK Common Stock or any other capital stock of any BANK Company, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any shares of such stock; or

      (v)   adjust, split, combine or reclassify any capital stock of any BANK Company or issue or authorize the issuance of any other securities with respect to or in substitution for shares of its capital stock or sell, lease, mortgage or otherwise encumber any shares of capital stock of any BANK Subsidiary or any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

(vi)   acquire any direct or indirect equity interest in any Person, other than in connection with foreclosures in the ordinary course of business; or

(vii)   grant any increase in compensation or benefits to the employees or officers of any BANK Company, except in accordance with past practices with respect to employees; pay any bonus except in accordance with past practices and pursuant to the provisions of an applicable program or plan adopted by the BANK Board prior to the date of this Agreement; enter into or amend any severance agreements with officers of any BANK Company; grant any material increase in fees or other increases in compensation or other benefits to directors of any BANK Company; *provided, however*, that the foregoing shall not preclude the BANK from adjusting the compensation and benefits of any employee promoted to an additional position within the BANK; or

(viii)   enter into or amend any employment Contract between any BANK Company and any Person (unless such amendment is required by Law) that the BANK Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

(ix)   adopt any new employee benefit plan of any BANK Company or make any material change in or to any existing employee benefit plans of any BANK Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

(x)   make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP; or

(xi)   (A) commence any Litigation other than in accordance with past practice, (B) settle any Litigation involving any Liability of any BANK Company for material money damages or restrictions upon the operations of any BANK Company, or, (C) except in the ordinary course of business, modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims; or

(xii)   enter into any material transaction or course of conduct not in the ordinary course of business, or not consistent with safe and sound banking practices, or not consistent with applicable Laws; or

(xiii)   fail to file timely any report required to be filed by it with any Regulatory Authority; or

(xiv)   make any Loan or advance to any 5% stockholder, director or officer of BANK, or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of BANK) of any of the foregoing, except in compliance with the provisions of FRB Regulation O, or

(xv)   cancel without payment in full, or modify in any material respect any Contract relating to, any loan or other obligation receivable from any 5% stockholder, director or officer of any BANK Company or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of BANK or any of its Subsidiaries) of any of the foregoing; or

(xvi)   enter into any Contract for services or otherwise with any of the 5% stockholders, directors, officers or employees of any BANK Company or any member of the immediate family of the foregoing, or any Related Interest (Known to BANK or any of its Subsidiaries) of any of the foregoing involving the expenditure of more than $1,000 as to any one individual (including any business directly or indirectly controlled by any such person), or more than $5,000 for all such contracts for commitments in the aggregate for all such individuals; or

(xvii)   modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business and for fair consideration; or

(xviii)   file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries; or

(xix)   except as may be required by applicable Law, change its or any of its Subsidiaries' lending, investment, liability management and other material banking policies in any material respect; or

(xx)   intentionally take any action that would reasonably be expected to jeopardize or delay the receipt of any of the regulatory approvals required in order to consummate the transactions provided for in this Agreement; or

(xxi)   take any action that would cause the transactions provided for in this Agreement to be subject to requirements imposed by any Takeover Law; and BANK shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions provided for in this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect; or

(xxii)   make or renew any Loan except in accordance with BANK's established policies and procedures and limits in effect as of the date of this Agreement; or

(xxiii)   increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with BANK and BANK's past policies; or

(xxiv)   purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than five years (except for municipal bonds of any maturity after consultation by a Designated Representative of BANK with a Designated Representative of TIB), or any asset-backed security, other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or Home Loan Mortgage Corporation; or

(xxv)   except for residential real property owned by and reflected on the books of BANK as of the date hereof, the sale of which will not result in a material loss, sell, transfer, convey or otherwise dispose of any real property (including "other real estate owned") or interests therein having a book value in excess of or in exchange for consideration in excess of $50,000;

        (xxvi) make any capital expenditures individually in excess of $25,000, or in the aggregate in excess of $50,000, without providing notice of such expenditures to a Designated Representative of TIB within five (5) days after incurring such expenditures; or

        (xxvii) make, declare, pay or set aside for payment any dividend payable in cash, stock or property on or in respect of, or declare or make any distribution on any shares of capital stock, or directly or indirectly adjust, split, combine, reclassify, redeem, purchase or otherwise acquire any shares of its capital stock

        7.3   **Covenants of TIB**. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, TIB covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of BANK, which consent shall not be unreasonably withheld:

        (a)   fail to file timely any report required to be filed by it with Regulatory Authorities, including the SEC; or

        (b)   take any action that would cause the TIB Common Stock to cease to be traded on the NASDAQ or a national securities exchange.

        7.4   **Adverse Changes in Condition**. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries that (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties or covenants contained herein, and to use its commercially reasonable efforts to prevent or promptly to remedy the same.

        7.5   **Reports**. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time, and BANK shall deliver to TIB copies of all such reports filed by BANK or its Subsidiaries promptly after the same are filed.

        7.6   **Acquisition Proposals**.

        (a) As of the date hereof, BANK shall not, nor shall it permit any of its Subsidiaries to, nor shall it or its Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal which constitutes, any Acquisition Proposal, (ii) enter into any letter of intent or agreement related to any Acquisition Proposal other than a confidentiality agreement (each, an "Acquisition Agreement") or (iii) participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or that would reasonably be expected to lead to, any Acquisition Proposal; *provided, however*, that if, at any time prior to the BANK Stockholders' Meeting, and without any breach of the terms of this Section 7.6(a), BANK receives an Acquisition Proposal from any Person that in the good faith judgment of the BANK Board (after receiving the advice of its legal and financial advisors (who shall be a nationally recognized investment banking firm)) is, or is reasonably likely to lead to the delivery of, a Superior Proposal, BANK may (x) furnish information (including non-public information) with respect to BANK to any such Person pursuant to a confidentiality agreement containing confidentiality provisions no more favorable to such Person than those in the Confidentiality Agreement between TIB and BANK dated January 23, 2006, and (y) participate in negotiations with such Person regarding such Acquisition Proposal. Neither the BANK Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to TIB, the approval or recommendation by the BANK Board, or such committee thereof, of the Merger or this Agreement; (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) authorize or permit BANK or any of its Subsidiaries to enter into any Acquisition Agreement. Notwithstanding the foregoing, upon satisfaction of the notice, matching, payment and other requirements and procedures of Section 10.1(k) of this Agreement, the BANK Board may approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement or the Merger) a Superior Proposal.

        (b) BANK agrees that it and its Subsidiaries shall, and BANK shall direct its and its Subsidiaries' respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Persons with respect to any Acquisition Proposal. BANK agrees that it will notify TIB promptly (but no later than 24 hours) if, to BANK's Knowledge, any Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations relating to an Acquisition Proposal are sought to be initiated or continued with, BANK, its Subsidiaries, or their officers, directors, employees, representatives or agents. The notice shall indicate the name of the Person making such Acquisition Proposal or taking such action and the material terms and conditions of any proposals or offers, and thereafter BANK shall keep TIB informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. BANK also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

        7.7   **NASDAQ Qualification**. TIB shall, prior to the Effective Time, take commercially reasonable steps to ensure that all TIB Common Stock to be issued in the Merger is designated as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 of the SEC.


ARTICLE 8
ADDITIONAL AGREEMENTS


        8.1   **Regulatory Matters**.

        (a)   TIB shall promptly prepare and file the S-4 Registration Statement with the SEC after the date hereof. BANK and its counsel, accountants and advisors shall have the right to review and comment upon the Registration Statement, and revisions made in response to such comments, a reasonable period prior to filing. TIB shall use its commercially reasonable efforts to have the S-4 Registration Statement declared effective under the 1933 Act as promptly as practicable after such filing. Once the S-4 Registration Statement has been declared effective by the SEC, BANK shall mail the Proxy Statement/Prospectus to its stockholders simultaneously with delivery of notice of the meeting of stockholders called to approve the Merger. If at any time prior to the Effective Time of the Merger any event shall occur which should be set forth in an amendment of, or a supplement to, the Proxy Statement/Prospectus, BANK will promptly inform TIB and cooperate and assist TIB in preparing such amendment or supplement and mailing the same to the stockholders of BANK. Subject to Section 10.1(k) of this Agreement, the BANK Board shall recommend that the holders of BANK Common Stock vote for and adopt the Merger provided for in the Proxy Statement/Prospectus and this Agreement.

(b)   The Parties shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of all third parties and Regulatory Authorities which are necessary or advisable to consummate the transactions provided for in this Agreement, including without limitation the Merger and the Subsidiary Merger. TIB and BANK shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to TIB or BANK, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Regulatory Authority in connection with the transactions provided for in this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all Permits and Consents, approvals and authorizations of all third parties and Regulatory Authorities necessary or advisable to consummate the transactions provided for in this Agreement, and each Party will keep the other apprised of the status of matters relating to completion of the transactions provided for in this Agreement.

(c)   TIB and BANK shall, upon request, furnish each other all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters that may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of TIB, BANK or any of their Subsidiaries to any Regulatory Authority in connection with the Merger and the other transactions provided for in this Agreement.

(d)   TIB and BANK shall promptly furnish each other with copies of all applications, notices, petitions and filings with all Regulatory Authorities, and all written communications received by TIB or BANK, as the case may be, or any of their respective Subsidiaries, Affiliates or associates from, or delivered by any of the foregoing to, any Regulatory Authority, in respect of the transactions provided for herein.

(e)   TIB will indemnify and hold harmless BANK and its officers, directors and employees from and against any and all actions, causes of actions, losses, damages, expenses or Liabilities to which any such entity, or any director, officer, employee or controlling person thereof, may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse BANK, and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in liability, insofar as such losses, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Proxy Statement/Prospectus or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any TIB Company.

(f)   BANK will indemnify and hold harmless TIB and its officers, directors and employees from and against any and all actions, causes of actions, losses, damages, expenses or Liabilities to which any such entity, or any director, officer, employee or controlling person thereof, may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse TIB, and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in liability, insofar as such losses, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Proxy Statement/Prospectus or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any BANK Company.

8.2   Access to Information.

(a)   During the period beginning on the date of this Agreement and ending on the sooner to occur of the Effective Time or the termination of this Agreement in accordance with its terms, upon reasonable notice and subject to applicable Laws relating to the exchange of information, TIB and BANK shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, access to all its properties, books, contracts, commitments and records and, during such period, each of TIB and BANK shall, and shall cause each of their respective Subsidiaries to, make available to the other (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the Securities Laws or federal or state banking Laws (other than reports or documents which such Party is not permitted to disclose under applicable Law, in which case such Party shall notify the other Party of the nondisclosure and the nature of such information) and (ii) also other information concerning its business, properties and personnel as the other party may reasonably request.

(b)   All information furnished by TIB to BANK or its representatives pursuant hereto shall be treated as the sole property of TIB and, if the Merger shall not occur, BANK and its representatives shall return to TIB all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. BANK shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in BANK's possession prior to the disclosure thereof by TIB; (y) was then generally known to the public; or (z) was disclosed to BANK by a third party not bound by an obligation of confidentiality, or (ii) disclosures made as required by Law.

(c)   All information furnished by BANK or its Subsidiaries to TIB or its representatives pursuant hereto shall be treated as the sole property of BANK and, if the Merger shall not occur, TIB and its representatives shall return to BANK all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. TIB shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in TIB's possession prior to the disclosure thereof by BANK or any of its Subsidiaries; (y) was then generally known to the public; or (z) was disclosed to TIB by a third party not bound by an obligation of confidentiality, or (ii) disclosures made as required by Law.

(d)   No investigation by any of the parties hereto or their respective representatives shall affect the representations and warranties of the Parties set forth herein.

8.3   Efforts to Consummate.   Subject to the terms and conditions of this Agreement, each of BANK and TIB shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions provided for in this Agreement, including without limitation obtaining of all of the Consents and satisfying the conditions contained in Article 9 hereof.

8.4 **BANK Stockholders' Meeting**. BANK shall call a meeting of its stockholders (the "BANK Stockholders' Meeting") to be held as soon as reasonably practicable after the date the S-4 Registration Statement is declared effective by the SEC for the purpose of voting upon this Agreement and such other related matters as it deems appropriate. In connection with the BANK Stockholders' Meeting, (a) BANK shall prepare with the assistance of TIB a notice of meeting; (b) TIB shall furnish all information concerning it that BANK may reasonably request in connection with conducting the BANK Stockholders' Meeting; (c) TIB shall prepare and furnish to BANK, for printing, copying and distribution to BANK's stockholders at BANK's expense, the form of the Proxy Statement/Prospectus; (d) BANK shall furnish all information concerning it that TIB may reasonably request in connection with preparing the Proxy Statement/Prospectus; (e) subject to Section 10.1(k) of this Agreement, the BANK Board shall recommend to its stockholders the approval of this Agreement; and (f) BANK shall use its best efforts to obtain its stockholders' approval. The Parties will use their commercially reasonable efforts to prepare a preliminary draft of the Proxy Statement/Prospectus within 30 days of the date of this Agreement, and will consult with one another on the form and content of the Proxy Statement/Prospectus (including the presentation of draft copies of such proxy materials to the other) prior to filing with the SEC and delivery to BANK's stockholders. BANK will use its commercially reasonable efforts to deliver notice of the Stockholders' Meeting and the Proxy Statement/Prospectus as soon as practicable after the S-4 Registration Statement has been declared effective by the SEC and TIB has delivered the Proxy Statement/Prospectus to BANK in accordance with sub-section (c) above.

8.5 **Certificate of Objections**. As soon as practicable (but in no event more than three (3) business days) after the BANK Stockholders' Meeting, BANK shall deliver to TIB a certificate of the Secretary of BANK containing the names of the stockholders of BANK that both (a) gave written notice prior to the taking of the vote on this Agreement at the BANK Stockholders' Meeting that they dissent from the Merger, and (b) voted against approval of this Agreement or abstained from voting with respect to the approval of this Agreement ("Certificate of Objections"). The Certificate of Objections shall include the number of shares of BANK Common Stock held by each such stockholder and the mailing address of each such stockholder.

8.6 **Publicity**. Neither TIB nor BANK shall, or shall permit any of their respective Subsidiaries or affiliates to issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public disclosure concerning, the transactions provided for in this Agreement without the consent of the other Party, which consent will not be unreasonably withheld. Prior to issuing or publishing any press release or other public announcement or disclosure regarding the transaction contemplated by this Agreement, the releasing party shall provide a copy of the release or announcement to the other Party prior to the issuance, and shall provide a reasonable opportunity for comment. Nothing in this Section 8.6, however, shall be deemed to prohibit any Party from making any disclosure which it deems necessary or advisable, with the advice of counsel, in order to satisfy such Party's disclosure obligations imposed by Law or the rules of NASDAQ.

8.7 **Expenses**. All costs and expenses incurred in connection with the transactions provided for in this Agreement, including without limitation, registration fees, printing fees, mailing fees, attorneys' fees, accountants' fees, other professional fees and costs related to expenses of officers and directors of BANK and the BANK Companies, shall be paid by the party incurring such costs and expenses; *provided, however*, without the consent of TIB, all such costs and expenses incurred by BANK shall not exceed $100,000, exclusive of the Advisor's Fee payable to the BANK Financial Advisor in accordance with Section 5.24, the expenses contemplated by Sections 8.12 and 9.2(f), and the adjustments contemplated by Section 8.14, of this Agreement. Each Party hereby agrees to and shall indemnify the other Party against any liability arising from any such fee or payment incurred by such Party. Nothing contained herein shall limit either Party's rights under Article 10 to recover any damages arising out of a Party's willful breach of any provision of this Agreement.

8.8 **Failure to Close**.

(a) TIB expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing.

(b) BANK expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing.

8.9 **Fairness Opinion**. The BANK Board has engaged Allen C. Ewing & Co. (the "BANK Financial Advisor") to act as advisor to the BANK Board during the transaction and to opine separately as to the fairness from a financial point of view of the Merger consideration to the BANK stockholders. BANK has received from the BANK Financial Advisor an opinion that, as of the date hereof, the consideration to be received by the stockholders of the BANK in the Merger is fair to the stockholders of BANK from a financial point of view.

8.10 **Tax Treatment**. Each of the Parties undertakes and agrees to use its commercially reasonable efforts to cause the Merger, and to take no action which would cause the Merger not to qualify as a "reorganization" within the meaning of Section 368(a) of the IRC for federal income tax purposes.

8.11 **Agreement of Affiliates**. BANK has disclosed on Schedule 8.11 each Person whom it reasonably believes is an "affiliate" of BANK for purposes of Rule 145 under the 1933 Act. BANK shall cause each such Person to deliver to TIB not later than 30 days after the date of this Agreement a written agreement, substantially in the form of Exhibit D providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of BANK Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of TIB Common Stock to be received by such Person upon consummation of the Merger, except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder (and TIB shall be entitled to place restrictive legends upon certificates for shares of TIB Common Stock issued to affiliates of BANK pursuant to this Agreement to enforce the provisions of this Section 8.11). TIB shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of TIB Common Stock by such affiliates.

8.12 **Environmental Audit; Title Policy; Survey**.

(a) At the election of TIB, BANK will procure and deliver, at TIB's expense, with respect to each parcel of real property that any of the BANK Companies owns, leases, subleases or is obligated to purchase, at least thirty (30) days prior to the Effective Time, such environmental audits as TIB may request, which audits shall be reasonably acceptable to and shall be conducted by a firm reasonably acceptable to TIB.

(b) At the election of TIB, BANK will, at TIB's expense, with respect to each parcel of real property that BANK owns, leases, subleases or is obligated to purchase, procure and deliver to TIB, at least thirty (30) days prior to the Effective Time, a commitment to issue title insurance in such amounts and by such insurance company reasonably acceptable to TIB, which policy shall be free of all material Liens and exceptions to TIB's reasonable satisfaction.

(c)   At the election of TIB, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to subsection (b) above, BANK, at TIB's expense, will procure and deliver to TIB at least thirty (30) days prior to the Effective Time, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to TIB, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof. Such surveys shall not disclose any survey defect or encroachment from or onto such real property that has not been cured or insured over prior to the Effective Time. In addition, BANK shall deliver to TIB a complete legal description for each parcel of real estate or interest owned, leased or subleased by any BANK Company or in which any BANK Company has any ownership or leasehold interest.

8.13   Compliance Matters. Prior to the Effective Time, BANK shall take, or cause to be taken, all commercially reasonable steps requested by TIB to cure any material deficiencies in regulatory compliance by BANK that have been reported to BANK by its independent auditors or by the Regulatory Authorities; *provided, however,* that TIB shall not be responsible for discovering such defects, shall not have any obligation to disclose the existence of such defects to BANK, and shall not have any liability resulting from such deficiencies or attempts to cure them.

8.14   Conforming Accounting and Reserve Policies. At the request of TIB, BANK shall immediately prior to Closing establish and take such charge offs, reserves and accruals as TIB reasonably shall request to conform BANK's loan, accrual, capital, reserve and other accounting policies to the policies of TIB (collectively, the "Conforming Adjustments").

8.15   Notice of Deadlines. Schedule 8.15 lists the deadlines for extensions or terminations of any material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which BANK is a party.

8.16   Fixed Asset Inventory. At TIB's request, at least thirty (30) days prior to the Effective Time, BANK shall take, or shall cause to be taken, an inventory of all fixed assets of the BANK Companies to verify the presence of all items listed on their respective depreciation schedules, and BANK shall allow TIB's representatives, at the election of TIB, to participate in or be present for such inventory and shall deliver to TIB copies of all records and reports produced in connection with such inventory.

8.17   Directors' and Officers' Indemnification.

(a)   From and after the Effective Time, TIB shall indemnify, defend and hold harmless each director, officer or employee of the BANK Companies (an "Indemnified Party") against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the maximum extent authorized under the articles of incorporation and bylaws of BANK as in effect on the date of this Agreement, subject to the limitations and requirements of such articles of incorporation and bylaws and applicable Law, including, without limitation, Section 607.0850 of the FBCA. From and after the Effective Time, TIB shall indemnify, defend and hold harmless each Indemnified Party against all liabilities arising out of actions or omissions occurring upon or prior to the Effective time (including without limitation the transactions contemplated by this Agreement) to the extent mandated under the articles of incorporation and bylaws of the BANK as in effect on the date of this Agreement subject to the limitations of applicable Law, including, without limitation, Section 607.0850 of the FBCA.

(b)   Any Indemnified Party wishing to claim indemnification under Section 8.17(a) above upon learning of any such liability or litigation, shall promptly notify TIB thereof. In the event of any such litigation (whether arising before or after the Effective Time), (i) TIB shall have the right to assume the defense thereof, and TIB shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if TIB elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between TIB and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and TIB shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties; provided, that TIB shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in the defense of any such litigation; and (iii) TIB shall not be liable for any settlement effected without its prior written consent; and provided further, that TIB shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner provided for herein is prohibited by applicable Law.

(c)   TIB shall use commercially reasonable efforts to cause the individuals serving as officers and directors of BANK or any BANK Companies immediately prior to the Effective Time to be covered for a period of three (3) years from the Effective Time by the directors' and officers' liability insurance policy maintained by BANK (provided that TIB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed (or omitted, as the case may be) by such officers and directors in their respective capacities as such. Notwithstanding the foregoing, TIB shall not be obligated to maintain any such policy to the extent that the premiums for the ensuing period exceeds by more than 10% the premium for the prior period. If TIB or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity in such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then, in such case, proper provision shall be made so that the successors or assigns of TIB shall assume the obligations set forth in this Section 8.17. The provisions of this Section 8.17 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

8.18 Employee Matters.

(a) From and after the Effective Time and except for any salary continuation agreements that the BANK has entered into with any of its employees, TIB shall provide the employees of the BANK Companies as of the Effective Time (the "Covered Employees") with employee benefits and compensation plans, programs and arrangements that are substantially equivalent to those provided to similarly situated employees of the TIB Companies.

(b) From and after the Effective Time, TIB shall (i) provide all Covered Employees service credit for purposes of eligibility, participation, vesting and levels of benefits (excluding benefit accruals under any defined benefit pension plan), under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by any of the TIB Companies in which Covered Employees are eligible to participate, for all periods of employment with any BANK Companies prior to the Effective Time, (ii) use its best efforts to cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of any of the TIB Companies to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan in which the applicable Covered Employee participated immediately prior to the Effective Time and, with respect to life insurance coverage, up to the Covered Employee's current level of insurability, and (iii) give the Covered Employees and their eligible dependents credit for the plan year in which the Effective Time (or commencement of participation in a plan of any of the TIB Companies) occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in a plan of any of the TIB Companies).

(c) From and after the Effective Time, TIB shall honor all accrued and vested benefit obligations to and contractual rights of current and former employees of any BANK Companies under the BANK benefit plans.

(d) If, within six (6) months after the Effective Time, the employment of any employee of BANK is terminated solely as a result of the Merger (*i.e.*, including, for example, as a result of the elimination of duplicative jobs, etc.), and not as a result of inadequate performance or other good cause, TIB will pay severance to each such employee in an amount equal to one week's pay for each six (6) months of such employee's prior employment; *provided*, *however*, that in no event will the total amount of severance for any single employee exceed $10,000 in the aggregate, other than payments pursuant to any change in control agreement between BANK and any of its officers in effect at the date of this Agreement.


ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE


9.1   **Conditions to Obligations of Each Party**. The respective obligations of each of TIB, TIB-SUB and BANK to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.4 of this Agreement:

(a)   **Stockholder Approval**. The stockholders of BANK shall have approved this Agreement by the requisite vote, and the consummation of the transactions provided for herein, as and to the extent required by Law and by the provisions of any governing instruments, and BANK shall have furnished to TIB certified copies of resolutions duly adopted by its stockholders evidencing same. In addition, TIB, as the sole stockholder of TIB-SUB, shall have approved this Agreement and the consummation of the transactions provided for herein, as and to the extent required by Law and by the provisions of any governing instruments.

(b)   **Regulatory Approvals**. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger and the Subsidiary Merger shall have been obtained or made and shall be in full force and effect and all notice and waiting periods required by Law to have passed after receipt of such Consents shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner (including without limitation requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions provided for in this Agreement as to render inadvisable the consummation of the Merger or the Subsidiary Merger.

(c)   **Consents and Approvals**. Each of TIB, TIB-SUB and BANK shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such party. No Consent so obtained which is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

(d)   **Legal Proceedings**. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the transactions provided for in this Agreement. No action or proceeding shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action or proceeding by any Person, which seeks to restrain the consummation of the transactions provided for in this Agreement which, in the opinion of the TIB Board or the BANK Board, renders it impossible or inadvisable to consummate the transactions provided for in this Agreement.

(e)   **Tax Opinion**. BANK and TIB shall have received a written opinion in form reasonably satisfactory to them (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the IRC, (ii) the exchange in the Merger of BANK Common Stock for TIB Common Stock will not give rise to gain or loss to the stockholders of BANK with respect to such exchange (except to the extent of any cash received), and (iii) neither BANK nor TIB will recognize gain or loss as a consequence of the Merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the IRC). The firm rendering such Tax Opinion shall be entitled to rely upon representations of officers of BANK and TIB reasonably satisfactory in form and substance to such counsel.

(f)   **S-4 Registration Statement Effective**. The S-4 Registration Statement shall have been declared effective under the 1933 Act by the SEC and no stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by the SEC.

9.2   **Conditions to Obligations of TIB and TIB-SUB**. The obligations of TIB and TIB-SUB to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by TIB pursuant to subsection 11.4(a) of this Agreement:

(a)   **Representations and Warranties**. The representations and warranties of BANK set forth or referred to in this Agreement and in any certificate or document delivered pursuant to the provisions hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except as expressly contemplated by this Agreement.

(b)   **Performance of Obligations**. Each and all of the agreements, obligations and covenants of BANK to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)   **Certificates**. BANK shall have delivered to TIB (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to TIB's obligations set forth in subsections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by the BANK Board and the BANK stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein, all in such reasonable detail as TIB and its counsel shall request.

(d) **Opinion of Counsel**. BANK shall have delivered to TIB an opinion of Shutts & Bowen LLP, counsel to BANK, dated as of the Closing, in such form as shall be mutually agreed upon.

(e) **Net Worth and Capital Requirements**. Immediately prior to the Effective Time, BANK shall have a minimum net worth of $8,430,000. For purposes of this Section 9.2(e), "net worth" shall mean, without regard to the Conforming Adjustments and the expenses relating to this Agreement and the transactions contemplated by this Agreement, the sum of the amounts set forth on the balance sheet as stockholders' equity (including the par or stated value of all outstanding capital stock, retained earnings, additional paid-in capital, capital surplus and earned surplus, each as determined in accordance with GAAP), less any amounts due from or owed by any Subsidiary thereof; *provided, however*, that any unrealized gains or losses on securities classified as "available for sale" shall be disregarded for purposes of calculating "net worth."

(f) **Annual Audit; Comfort Letter**. TIB shall have received (i) the audited financial statements of the BANK as of and for the year ended December 31, 2006, which financial statements shall also contain an unqualified opinion thereon by Hacker, Johnson & Smith, P.A., and (ii) from Hacker, Johnson & Smith, P.A., independent certified public accountants, a comfort letter dated as of the Effective Time with respect to such matters relating to the financial condition of BANK as TIB may reasonably request.

(g) **Conforming Adjustments**. The Conforming Adjustments shall have been made to the satisfaction of TIB in its sole discretion.

(h) **Matters Relating to 280G Taxes**. TIB shall be satisfied in its sole discretion, either through mutually agreeable pre-Closing amendments or otherwise, that BANK shall have taken any and all reasonably necessary steps such that the Merger will not trigger any "excess parachute payment" (as defined in Section 280G of the IRC) under any Employment Agreements, Change in Control Agreements, BANK Benefit Plans, or similar arrangements between a BANK Company and any officers, directors, or employees thereof.

(i) **Matters Relating to Change in Ownership Agreements**. (i) TIB shall have received documentation reasonably satisfactory to TIB that any change in control agreements between BANK and any of its officers shall be terminated as of the Effective Time on terms satisfactory to TIB, BANK and the officers who are parties to such agreements, pursuant to agreements in substantially the form of Exhibit E, and (ii) each of David F. Voigt and Mack Wilcox shall have entered into employment agreements with TIB and BANK, pursuant to agreements in substantially the form of Exhibit F.

(j) **Regulatory Matters**. No agency or department of federal, state or local government or any Regulatory Authority or the staff thereof shall have (i) asserted that any BANK Company is not in material compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) revoked any material Permits, or (iii) issued, or required any BANK Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking, that, in the reasonable estimation of TIB, restricts or impairs the conduct of such BANK Company's business or future prospects.

(k) **Absence of Adverse Facts**. There shall have been no determination by TIB in good faith that any fact, event or condition exists or has occurred that, in the judgment of TIB, (a) would have a Material Adverse Effect on, or which may be foreseen to have a Material Adverse Effect on, BANK or the consummation of the transactions provided for in this Agreement, (b) would be of such significance with respect to the business or economic benefits expected to be obtained by TIB pursuant to this Agreement as to render inadvisable the consummation of the transactions pursuant to this Agreement, (c) would be materially adverse to the interests of TIB on a consolidated basis or (d) would render the Merger or the other transactions provided for in this Agreement impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on NASDAQ, the New York Stock Exchange, Inc. or other national securities exchange.

(l) **Consents Under Agreements**. BANK shall have obtained all consents or approvals of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Bank to, or the continuation by BANK or any other BANK Subsidiary of, as the case may be, any obligation, right or interest of BANK or such BANK Subsidiary under any loan or credit agreement, note, mortgage, indenture, lease, license, Contract or other agreement or instrument, except those for which failure to obtain such consents and approvals would not in the reasonable opinion of TIB, individually or in the aggregate, have a Material Adverse Effect on the Surviving Bank and BANK or the BANK Subsidiary at issue or upon consummation of the transactions provided for in this Agreement.

(m) **Material Condition**. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any Regulatory Authority which, in connection with the grant of any Consent by any Regulatory Authority, imposes, in the judgment of TIB, any material adverse requirement upon TIB or any TIB Subsidiary, including without limitation any requirement that TIB sell or dispose of any significant amount of the assets of BANK and its Subsidiaries, or any other TIB Subsidiary, provided that, except for any such requirement relating to the above-described sale or disposition of any significant assets of BANK or any TIB Subsidiary, no such term or condition imposed by any Regulatory Authority in connection with the grant of any Consent by any Regulatory Authority shall be deemed to be a material adverse requirement unless it materially differs from terms and conditions customarily imposed by any such entity in connection with the acquisition of banks, savings associations and bank and savings association holding companies under similar circumstances.

(n) **Certification of Claims**. BANK shall have delivered a certificate to TIB that BANK is not aware of any pending, threatened or potential claim against the directors or officers of BANK or under the directors and officers insurance policy or the fidelity bond coverage of BANK or any BANK Company.

(o) **Loan Portfolio**. There shall not have been an increase by more than one-half (1/2) percent of BANK's gross loans on the date of this Agreement in the aggregate volume of Loans described in Schedule 5.9(a).

(p) **Loan Allowance**. Immediately prior to the Effective Time, BANK shall have a minimum allowance for loan losses, as determined in accordance with GAAP shall not be less than the greater of $644,000 or 1.125% of the total BANK loans outstanding as set forth on the balance sheet of the BANK.

9.3 **Conditions to Obligations of BANK**. The obligations of BANK to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by BANK pursuant to subsection 11.4(b) of this Agreement:

(a) **Representations and Warranties**. The representations and warranties of TIB set forth or referred to in this Agreement and in any certificate of document delivered pursuant to the provisions hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except as expressly contemplated by this Agreement.

(b) **Performance of Obligations**. Each and all of the agreements, obligations and covenants of TIB to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) **Certificates**. TIB shall have delivered to BANK (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to BANK's obligations set forth in subsections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by the TIB Board evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein, all in such reasonable detail as BANK and its counsel shall request.

(d) **Opinion of Counsel**. TIB shall have delivered to BANK an opinion of Smith Mackinnon, P.A., counsel to TIB, dated as of the Effective Time, in such form as shall be mutually agreed upon.

(e) **TIB Common Stock**. The TIB Common Stock to be issued in the Merger shall have been qualified as a NASDAQ "national market system security" pursuant to Section 7.7 hereof.

(f) **Regulatory Matters**. No agency or department of federal, state or local government, or any Regulatory Authority or the staff thereof shall have (i) asserted that any TIB Company is not in material compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, or (ii) issued, or required any TIB Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking that, in the reasonable estimation of BANK, restricts or impairs the conduct of such TIB Company's business or future prospects. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Subsidiary Merger shall have been obtained or made and shall be in full force and effect and all notice and waiting periods required by Law to have passed after receipt of such Consents shall have expired.

ARTICLE 10
TERMINATION

10.1 **Termination**. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of BANK, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by mutual written consent of the TIB Board and the BANK Board; or

(b) by the TIB Board or the BANK Board in the event of an inaccuracy of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Material Adverse Effect on the breaching Party; or

(c) by the TIB Board or the BANK Board in the event of a material breach by the other Party of any covenant, agreement or other obligation contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

(d) by the TIB Board or the BANK Board (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement) if (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions provided for herein shall have been denied by final nonappealable action of such authority or if any action taken by such Authority is not appealed within the time limit for appeal, or (ii) the stockholders of BANK fail to vote their approval of this Agreement and the transactions provided for herein as required by applicable Law at its Stockholders' Meeting where the transactions are presented to such BANK stockholders for approval and voted upon; or

(e) by the TIB Board, if, notwithstanding any disclosures in the Schedules attached hereto or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to BANK, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement which are reasonably likely to cause or result in any Material Adverse Effect with respect to BANK, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by BANK of notice in writing from TIB specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(f) by the BANK Board, if (i) there shall have occurred any Material Adverse Effect with respect to TIB, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement which are reasonably likely to cause or result in any Material Adverse Effect with respect to TIB, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by TIB of notice in writing from BANK specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(g) by the TIB Board or the BANK Board if the Merger shall not have been consummated by June 30, 2007, if the failure to consummate the transactions provided for herein on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(g); or

(h) by the TIB Board or the BANK Board if any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(g) of this Agreement and such failure was not the fault of the terminating Party; or

(i) by the TIB Board if the holders of in excess of ten percent (10%) of the outstanding shares of BANK Common Stock properly assert their dissenters' rights of appraisal pursuant to the Dissenter Provisions; or

(j) by the TIB Board if (i) the BANK Board shall have withdrawn, or adversely modified, or failed upon TIB's request to reconfirm its recommendation of the Merger or this Agreement, (ii) the BANK Board shall have approved or recommended to the stockholders of BANK that they approve an Acquisition Proposal other than that contemplated by this Agreement, (iii) BANK fails to call the BANK Stockholders' Meeting or otherwise breaches its obligations in Section 8.4 hereof, or (iv) any Person (other than BANK or an Affiliate of BANK) or group becomes the beneficial owner of 50% or more of the outstanding shares of BANK Common Stock; or

(k)   by the BANK Board if (i) the BANK Board authorizes BANK, subject to complying with the terms of this Agreement, to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal and BANK notifies TIB in writing that it intends to enter into such an agreement, (ii) TIB does not make, within 3 business days of the receipt of BANK's written notification of its intent to enter into a definitive agreement for a Superior Proposal, an offer that the BANK Board determines, in good faith after consultation with its financial advisors, is at least as favorable, in the aggregate, to the stockholders of BANK as the Superior Proposal, and (iii) BANK makes the payment required by Section 10.2(b). BANK agrees (x) that it will not enter into a definitive agreement referred to in clause (i) above until at least the fifth business day after it has provided the notice to TIB required thereby, and (y) to notify TIB promptly in writing if its intention to enter into a definitive agreement referred to in its notification shall change at any time after giving such notification.

(l)   By TIB, if it determines, upon written notice to BANK prior to the close of business five (5) business days after the Determination Date, if the Average Quoted Price shall be greater than $20.00 or by BANK if it determines, upon written notice to TIB prior to the close of business five (5) business days after the Determination Date, if the Average Quoted Price shall be less than $15.00. Notwithstanding the foregoing, TIB's right to terminate this Agreement if the Average Quoted Price is in excess of $20.00 shall not be applicable if prior to the Effective Time TIB enters into an agreement or makes any public announcement with respect to a proposed transaction: (i) in which TIB would not be the surviving entity, (ii) as a result of which any Person or Group would become the beneficial owner of fifty percent (50%) or more of the outstanding shares of TIB Common Stock, or (iii) in connection with which TIB Common Stock would be converted into cash or some other security, in which case the Exchange Ratio shall remain fixed at 0.9730 unless the Average Quoted Price is less than $18.50, in which case the Exchange Ratio shall be determined in accordance with Section 3.1(b) of this Agreement.

10.2   **Effect of Termination**.

(a)   In the event of a termination of this Agreement by either the TIB Board or the BANK Board as provided in Section 10.1, this Agreement shall become void and there shall be no Liability or obligation on the part of TIB or BANK or their respective officers or directors, except that this Section 10.2 and Article 11 and Sections 8.2 and 8.7 of this Agreement shall survive any such termination; *provided, however*, that nothing herein shall relieve any breaching Party from Liability for an uncured willful or breach of a representation, warranty, covenant, obligation or agreement giving rise to such termination.

(b)   In the even that this Agreement is terminated (i) by the TIB Board pursuant to Section 10.1(j), (ii) by the BANK Board pursuant to Section 10.1(k), or (iii) otherwise by the BANK Board at a time when the TIB Board has grounds to terminate the Agreement pursuant to Section 10.1(j), then BANK shall, in the case of clause (i), two business days after the date of such termination or, in the case of clause (ii) or (iii), on the date of such termination, pay to TIB, by wire transfer of immediately available funds, the amount of $800,000 (the "Termination Fee").

(c)   In the event that (i) after the date hereof an Acquisition Proposal shall have been publicly disclosed or any Person shall have publicly disclosed that, subject to the Merger being disapproved by BANK stockholders or otherwise rejected, it will make an Acquisition Proposal with respect to BANK and thereafter this Agreement is terminated by the TIB Board or the BANK Board pursuant to Section 10.1(d)(ii), and (ii) concurrently with such termination or within nine months of such termination BANK enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal with that same Person, then BANK shall, upon the earlier of entering into a definitive agreement with respect to an Acquisition Proposal or consummating an Acquisition Proposal, pay to TIB, by wire transfer of immediately available funds, the Termination Fee. For purposes of this Section 10.2(c) the references to "more than 15%" in the definition of Acquisition Proposal shall be deemed to be references to "a majority."

(d)   BANK acknowledges that the agreements contained in Sections 10.2(b) and 10.2(c) are an integral part of the transactions provided for in this Agreement, and that, without these agreements, TIB would not enter into this Agreement; accordingly, if BANK fails to promptly pay the amount due pursuant to Section 10.2(b) or Section 10.2(c), as the case may be, and, in order to obtain such payment, TIB commences a suit which results in a judgment for any of the Termination Fee, BANK shall pay TIB its costs and expenses (including attorneys' fees) in connection with such suit.

10.3   **Non-Survival of Representations and Covenants**.   The respective representations, warranties, obligations, covenants and agreements of the parties hereto shall not survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

ARTICLE 11
MISCELLANEOUS

11.1   **Definitions**.   Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

"Acquisition Agreement" shall have the meaning provided in Section 7.6(a) of this Agreement.

"Acquisition Proposal," with respect to BANK, means a tender or exchange offer, proposal for a merger, acquisition of all the stock or Assets of, consolidation or other business combination involving BANK or any of its Subsidiaries or any proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, Assets or deposits of, BANK or any of its Subsidiaries, including a plan of liquidation of BANK or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

"Act" shall mean the Federal Deposit Insurance Act.

"1933 Act" shall mean the Securities Act of 1933, as amended.

"1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

"Advisory Fee" shall have the meaning provided in Section 5.24 of this Agreement.

"Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

"**Agreement**" shall mean this Agreement and Plan of Merger, including the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference. References to "the date of this Agreement," "the date hereof" and words of similar import shall refer to the date this Agreement was first executed, as indicated in the introductory paragraph on the first page hereof.

"**Assets**" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

"**Average Quoted Price**" shall mean the price derived by the averages of the closing sales price of the shares of TIB Common Stock as reported on NASDAQ on each of the ten (10) consecutive trading days ending on the fifth business day preceding the Determination Date.

"**BANK**" shall mean The Bank of Venice, a Florida state bank.

"**BANK Allowance**" shall have the meaning provided for in Section 5.9(a) of this Agreement.

"**BANK Benefit Plans**" shall have the meaning set forth in Section 5.14(a) of this Agreement.

"**BANK Board**" shall mean the Board of Directors of BANK.

"**BANK Call Reports**" shall mean (i) the Reports of Income and Condition of BANK for the years ended December 31, 2005 and 2004, as filed with the FDIC; and (ii) the Reports of Income and Condition of BANK filed by BANK with respect to periods ended subsequent to December 31, 2005.

"**BANK Certificate**" shall have the meaning provided in Section 4.2 of this Agreement.

"**BANK Common Stock**" shall mean the $5.00 par value voting common stock of BANK.

"**BANK Companies**" shall mean, collectively, BANK and all BANK Subsidiaries.

"**BANK Contracts**" shall have the meaning set forth in Section 5.15 of this Agreement.

"**BANK ERISA Plans**" shall have the meaning set forth in Section 5.14(a) of this Agreement.

"**BANK Financial Advisor**" shall have the meaning set forth in Section 8.9 of this Agreement.

"**BANK Financial Statements**" shall mean shall mean (i) the audited balance sheets (including related notes and schedules, if any) of BANK as of December 31, 2005, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows (including related notes and schedules, if any) for the years then ended, together with the report thereon of Hacker, Johnson & Smith, P.A., independent certified public accountants, and (ii) the unaudited balance sheets of BANK (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2005.

"**BANK Option**" shall have the meaning provided in Section 3.1(d) of this Agreement.

"**BANK Pension Plan**" shall have the meaning set forth in Section 5.14(a) of this Agreement.

"**BANK Stock Option Plans**" shall mean the The Bank of Venice Officers' and Employees' Stock Option Plan and the The Bank of Venice Directors' Stock Option Plan.

"**BANK Stockholders' Meeting**" shall mean the meeting of the stockholders of BANK to be held pursuant to Section 8.4 of this Agreement, including any adjournment or adjournments thereof.

"**BANK Subsidiaries**" shall mean the Subsidiaries of BANK, which shall include the BANK Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association or other organization acquired as a Subsidiary of BANK in the future and owned by BANK at the Effective Time.

"**BHC Act**" shall mean the federal Bank Holding Company Act of 1956, as amended.

"**Cash Election Shares**" shall have the meaning provided in Section 3.1(c) of this Agreement.

"**Certificate of Objections**" shall have the meaning provided in Section 8.5 of this Agreement.

"**Closing**" shall mean the closing of the Merger and the other transactions provided for herein, as described in Section 1.2 of this Agreement.

"**Conforming Adjustments**" shall have the meaning provided in Section 8.14 of this Agreement.

"**Consent**" shall mean any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

"**Contract**" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, debenture, instrument, trust agreement, guarantee, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

"Cutoff" shall have the meaning provided in Section 4.2 of this Agreement.

"Default" shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

"Designated Representative"

> (a) with respect to BANK shall mean David F. Voigt and/or Mack Wilcox; and

> (b) with respect to TIB shall mean Edward V. Lett, and/or Stephen J. Gilhooly.

"Determination Date" shall mean the date on which the last of the following occurs: (i) the effective date (including expiration of any applicable waiting period required by Law) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of BANK approved this Agreement to the extent that such approval is required by applicable Law, and (iii) February 28, 2007.

"Dissenter Provisions" shall have the meaning provided in Section 3.4 of this Agreement.

"Dissenting BANK Shares" shall have the meaning provided in Section 3.4 of this Agreement.

"Dissenting Stockholder" shall have the meaning provided in Section 3.4 of this Agreement.

"Effective Time" shall mean the date and time at which the Merger becomes effective as provided in Section 1.3 of this Agreement.

"Election Deadline" shall have the meaning provided in Section 3.1(c) of this Agreement.

"Election Form" shall have the meaning provided in Section 3.1(c) of this Agreement.

"Employment Laws" shall mean all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, unemployment wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing, including, but not limited to, 42 U.S.C. § 1981, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act, the Equal Pay Act, the Fair Labor Standards Act, the Family and Medical Leave Act, the Americans with Disabilities Act, Workers' Compensation, Uniformed Services Employment and Re-Employment Rights Act of 1994, Older Workers Benefit Protection Act, Pregnancy Discrimination Act and the Worker Adjustment and Retraining Notification Act.

"Environmental Laws" shall mean all Laws which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" shall have the meaning provided in Section 5.14(c) of this Agreement.

"Exchange Agent" shall mean American Stock Transfer & Trust Company.

"Exchange Ratio" shall have the meaning given such term in Section 3.1(b) hereof.

"FBCA" shall mean the Florida Business Corporation Act, as amended.

"FDIC" shall mean the Federal Deposit Insurance Corporation.

"FFIC" shall mean the Florida Financial Institutions Code.

"FRB" or **"Federal Reserve Board"** shall mean Board of Governors of the Federal Reserve System.

"GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

"Hazardous Material" shall mean any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. § 9601 *et seq.*, or any similar federal, state or local Law.

"Indemnified Party" shall have the meaning provided in Section 8.17(a) of this Agreement.

"IRC" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Knowledge" as used with respect to a Party shall mean the actual knowledge of the officers and directors of such Party and that knowledge that any director of the Party would have obtained upon a reasonable examination of the books, records and accounts of such Party and that knowledge that any officer of the Party would have obtained upon a reasonable examination of the books, records and accounts of such officer and such Party.

"Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including without limitation those promulgated, interpreted or enforced by any of the Regulatory Authorities.

"Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including without limitation costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

"Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (ii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

"Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including without limitation Contracts related to it), or the transactions provided for in this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

"Litigation Reserve" shall have the meaning set forth in Section 5.9(a) of this Agreement.

"Loan Property" shall mean any property owned by a Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

"Loans" shall have the meaning set forth in Section 5.9(a) of this Agreement.

"Mailing Date" shall have the meaning provided in Section 3.1(c) of this Agreement.

"Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

"Material Adverse Effect" on a Party shall mean an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, results of operations or business of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions provided for in this Agreement; provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts of governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies and (z) the Merger or the announcement of the Merger on the operating performance of the Parties.

"Maximum Cash Amount" shall have the meaning provided in Section 3.1(c) of this Agreement.

"Merger" shall mean the merger of BANK with and into TIB-SUB referred to in the Preamble of this Agreement.

"NASD" shall mean the National Association of Securities Dealers, Inc.

"NASDAQ" shall mean the National Market System of the National Association of Securities Dealers Automated Quotations System.

"Net Income Per Share Amount" shall mean the amount equal to the quotient obtained by dividing (i) the net income of the BANK from July 1, 2006 until the end of the calendar month immediately preceding the latter of (x) the Effective Time or (y) February 28, 2007, calculated in accordance with GAAP (except that any expenses relating to this Agreement and the transactions contemplated by this Agreement and all Conforming Adjustments shall be excluded from such calculation), and as such calculation of net income shall be mutually agreed upon by the BANK and TIB, by (ii) the number of shares of BANK Common Stock issued and outstanding immediately prior to the Effective Time.

"No Election Shares" shall have the meaning provided in Section 3.1(c) of this Agreement.

"OCC" shall mean the Office of the Comptroller of the Currency.

"Order" shall mean any administrative decision or award, decrees, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

"OREO Reserve" shall have the meaning set forth in Section 5.9(a) of this Agreement.

"Participation Facility" shall mean any facility in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

"Party" shall mean either BANK or TIB, and "Parties" shall mean both BANK and TIB.

"Permit" shall mean any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

"Per Share Cash Consideration" shall have the meaning provided in Section 3.1(c) of this Agreement.

"Person" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any person acting in a representative capacity.

"Potential Cash Payments" shall have the meaning provided in Section 3.1(c) of this Agreement.

"Proxy Statement/Prospectus" shall have the meaning set forth in Section 5.18 of this Agreement.

"Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the FRB, the OCC, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD and the SEC.

"Related Interest" shall have the meaning set forth in Section 5.15 of this Agreement.

"S-4 Registration Statement" shall have the meaning set forth in Section 5.18 of this Agreement.

"SEC" shall mean the United States Securities and Exchange Commission.

"Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940 as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

"Subsidiaries" shall mean all those corporations, banks, associations or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; *provided, however*, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

"Superior Proposal" means a bona fide written Acquisition Proposal which the BANK Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby, (1) after receiving the advice of its legal and financial advisors (who shall be a nationally recognized investment banking firm, TIB agreeing that the BANK Financial Advisor is a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that for purposes of the definition of "Superior Proposal", the references to "more than 15%" in the definition of Acquisition Proposal shall be deemed to be references to "a majority" and the definition of Acquisition Proposal shall only refer to a transaction involving BANK and not its Subsidiaries.

"Surviving Bank" shall mean BANK as the Surviving Bank in the Merger.

"Takeover Laws" shall have the meaning set forth in Section 5.28 of this Agreement.

"Tax Opinion" shall have the meaning set forth in Section 9.1(e) of this Agreement.

"Taxes" shall mean any federal, state, county, local, foreign and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

"Termination Fee" shall have the meaning set forth in Section 10.2(b) of this Agreement.

"TIB" shall mean TIB Financial Corp., a Florida corporation.

"TIB Board" shall mean the Board of Directors of TIB.

"TIB Common Stock" shall mean the $0.10 par value common stock of TIB.

"TIB Companies" shall mean, collectively, TIB and all TIB Subsidiaries.

"TIB Financial Statements" shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of TIB as of December 31, 2005, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows (including related notes and schedules, if any) for the years then ended, and (ii) the consolidated balance sheets of TIB (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2005.

"TIB Subsidiaries" shall mean the Subsidiaries of TIB.

11.2   Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the parties hereto with respect to the transactions provided for herein and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.3   Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Boards of Directors of each of the parties hereto; *provided, however*, that after approval of this Agreement by the holders of BANK Common Stock, there shall be made no amendment that pursuant to applicable Law requires further approval by the BANK stockholders without the further approval of the BANK stockholders.

11.4   Waivers.

(a) Prior to or at the Effective Time, TIB, acting through the TIB Board, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by BANK, to waive or extend the time for the compliance or fulfillment by BANK of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of TIB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of TIB. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that TIB and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

(b) Prior to or at the Effective Time, BANK, acting through the BANK Board, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by TIB, to waive or extend the time for the compliance or fulfillment by TIB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of BANK under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of BANK. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that BANK and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

11.5 **Assignment**. Except as expressly provided for herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

11.6 **Notices**. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to BANK, then to:

The Bank of Venice
240 Nokomis Avenue South
Venice, Florida, 34285-2321
Telecopy Number: (386) 677-9220

Attention: David F. Voigt
Chairman and Chief Executive Officer

with a copy to:

Shutts & Bowen LLP
300 South Orange Avenue, Suite 1000
Orlando, Florida 32801
Telecopy Number: (407) 849-7206

Attention: Rod Jones, Esq.

If to TIB, then to:

TIB Financial Corp.
599 9th Street North
Naples, Florida 34102-5624
Telecopy Number: (205) 583-3275

Attention: Edward V. Lett
Chief Executive Officer

with a copy to:

Smith Mackinnon, PA
Citrus Center, Suite 800
255 South Orange Avenue
Orlando, Florida 32801
Telecopy Number: (407) 843-2448

Attention: John P. Greeley, Esq.

11.7 **Brokers and Finders**. Except as provided in Section 5.24, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions or finders' fees in connection with this Agreement or the transactions provided for herein. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by BANK or TIB, each of BANK and TIB, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability with respect to any such claim.

11.8 **Governing Law**. This Agreement shall be governed by and construed in accordance with the Laws of the State of Florida without regard to any applicable conflicts of Laws, except to the extent federal law shall be applicable.

11.9 **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document with the same force and effect as though all parties had executed the same document.

11.10 **Captions**. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement and the table of contents hereto are for reference purposes only and are not part of this Agreement.

11.11   Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

11.12   Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.13   Construction of Terms. Where the context so requires or permits, the use of singular form includes the plural, and the use of the plural form includes the singular, and the use of any gender includes any and all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words "hereof," "herein," and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms "including," "included," "such as," or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.

11.14   Schedules. The disclosures in the Schedules to this Agreement, and those in any supplement thereto, must relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement. In the event of any inconsistency between the covenants or statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the covenants and statements in the body of this Agreement will control.

11.15   Exhibits and Schedules. Each of the exhibits and schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

11.16   No Third Party Beneficiaries. Nothing in this Agreement expressed or implied is intended to confer upon any Person, other than the parties hereto or their respective successors, any right, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly contemplated by this Agreement.

11.17   Alternative Structure. Subject to BANK's prior written consent, prior to the Effective Time, TIB may revise the structure of the Merger and related transactions in order to substitute an alternative TIB Subsidiary in the place of TIB-SUB, provided that BANK will be the Surviving Bank upon consummation of the Merger, and provided further that each of the transactions comprising such revised structure shall (i) fully qualify as, or fully be treated as part of, one or more tax-free reorganizations within the meaning of Section 368(a) of the IRC, and not change the amount of consideration to be received by BANK=s stockholders, (ii) be capable of consummation in as timely a manner as the Merger, as the case may be, provided for herein, and (iii) not otherwise be prejudicial to the interests of BANK's stockholders. In such event, this Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

[Signature page follows.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf and its seal to be hereunto affixed and attested by its respectively authorized officers as of the day and year first above written.

THE BANK OF VENICE

By: */s/ David F. Voigt*
David F. Voigt
Chairman and Chief Executive Officer

TBV INTERIM BANK (IN ORGANIZATION)

By: */s/ Edward V. Lett*
Edward V. Lett
President and Chief Executive Officer

TIB FINANCIAL CORP.

By: */s/ Edward V. Lett*
Edward V. Lett
President and Chief Executive Officer

[Exhibits intentionally omitted]

Exhibit 99.1

TIB Financial Corp. and The Bank of Venice announce execution of agreement to merge

NAPLES, Florida, (11/13/06) -- TIB Financial Corp. (Nasdaq: TIBB - News), parent of TIB Bank, today announced it has executed a definitive agreement to acquire privately held The Bank of Venice, a $68 million-asset commercial bank. The Bank of Venice currently operates two banking offices in the city of Venice with a third planned to open in the 4th quarter of 2007.

The transaction, which is subject to regulatory approvals and approval by shareholders of The Bank of Venice, is valued at approximately $16 million. Under the terms of the agreement, shareholders of The Bank of Venice will receive $18.00 per share in TIB Financial common stock, and may elect to receive 10% of the consideration in cash. The consideration represents approximately 190% of book value. The exchange ratio for TIB Financial common stock will be determined just prior to closing based upon its then trading range and as more fully described in the agreement.

TIB said it expects the transaction to be slightly dilutive to earnings in 2007, approximately 3%, and accretive to earnings in 2008. The transaction is expected to close in the first quarter of 2007.

"Bank of Venice has developed an excellent customer base of commercial banking relationships in a vibrant market which is a natural extension of TIB's footprint and growth strategy for southwest Florida," said Edward V. Lett, Chief Executive Officer and President of TIB. "The senior management team of Bank of Venice brings over 35 years of local community banking experience in the Sarasota County market into this new partnership with the TIB organization. The bank's reputation in the community and its asset quality are exceptional. We look forward to continuing to operate Bank of Venice under its existing name as a full service state-chartered bank with its independent Board."

David F. Voigt will continue as Chairman and CEO, Mack R. Wilcox, Jr. will continue as President of Bank of Venice. Mr. Lett will join the Bank of Venice Board and Mr. Voigt will become a director of TIB Financial Corp. upon conclusion of the transaction.

"Partnering with TIB will create significant new advantages for our customers and employees," said Mr. Voigt, "TIB has leading-edge corporate cash management and commercial banking services, and a credit culture that is very similar and complementary with our own. Like our bank, the TIB organization is very community and service oriented, and an excellent partner for our customers and market. Both banking companies have solid track records of growing southwest Florida franchises focused mainly on the middle-market small business customer segments as well as full service retail banking."

As of September 30, 2006 The Bank of Venice reported total assets of $67.9 million, total loans and leases of $57.2 million, total deposits of $54.2 million and total equity of $8.5 million. For the nine-month period, the bank earned $344 thousand, and is currently taxed as an ″S″ Corporation for income tax purposes. The company has 18 employees.

The proposed transaction will be submitted to shareholders of The Bank of Venice for their consideration. This press release may be deemed to be offering materials of TIB Financial Corp. in connection with its proposed acquisition of The Bank of Venice, on the terms and subject to the conditions in the Plan of Merger and Merger Agreement dated November 13, 2006, among TIB Financial Corp., The Bank of Venice, and The Bank of Venice Interim Bank.

Shareholders of The Bank of Venice and other investors are encouraged to read the Proxy Statement/Prospectus that will be included in the Registration Statement on Form S-4, which TIB Financial Corp. will file with the Securities and Exchange Commission in connection with the proposed merger, because it will contain important information about TIB Financial Corp., The Bank of Venice, the merger, the solicitation of proxies in the merger and related matters.

This press release contains forward-looking statements as defined by federal securities laws. Statements contained in this press release, which are not historical facts, are forward-looking statements. Such statements include the parties' expected closing date of this transaction, which is subject to certain conditions, including regulatory approvals, which may take longer than expected. The statements regarding the parties' expectations for the proposed transaction's impact on TIB Financial Corp.'s future earnings and earnings per share are also forward-looking statements. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of The Bank of Venice's shareholders to approve the merger; revenues following the proposed transaction are lower than expected; competitive pressure among depository institutions increases significantly; changes in the interest rate environment reduce interest margins; general economic conditions are less favorable than expected; expected cost savings from the proposed transaction cannot be fully realized or realized within the expected time frame; costs or difficulties related to the integration of The Bank of Venice are greater than expected; or legislation or regulatory changes adversely affect the business in which the combined company would be engaged. TIB Financial Corp. and The Bank of Venice undertake no obligation to update these statements following the date of this press release. In addition, TIB Financial Corp. and The Bank of Venice, through their senior management, may from time to time make forward-looking public statements concerning the matters described herein. Such forward-looking statements are necessarily estimates reflecting the best judgment of such senior management based upon current information and involve a number of risks and uncertainties. Additional factors which could affect the accuracy of such forward-looking statements are identified in the 2005 Annual Report on Form 10-K and in the Quarterly Reports on Form 10-Q of TIB Financial Corp. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site **www.sec.gov**. The forward-looking statements contained in this press release or in other public statements of TIB Financial Corp. and The Bank of Venice or their senior management should be considered in light of those factors. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

About TIB Financial Corp.

Headquartered in Naples, Florida, TIB Financial Corp. is a growth-oriented financial services company with approximately $1.3 billion in total assets and 16 full-service banking offices throughout the Florida Keys, Homestead, Naples, Bonita Springs and Fort Myers.

TIB Financial Corp., through its wholly-owned subsidiary, TIB Bank, serves the personal and commercial banking needs of local residents and businesses in their market areas. The Bank's experienced bankers are local community leaders, who focus on a relationship-based approach built around anticipating specific customer needs, providing sound advice and making timely decisions. To learn more about TIB Bank, visit **www.tibbank.com**.

Copies of recent news releases, SEC filings, price quotes, stock charts and other valuable information may be found on TIB's investor relations site at **www.tibfinancialcorp.com**. For more information, contact Edward V. Lett, Chief Executive Officer and President at (239) 263-3344, or Stephen J. Gilhooly, Executive Vice President and Chief Financial Officer, at (239) 659-5876.

To learn more about The Bank of Venice, visit **www.bankofvenice.com.**